UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

To our shareholders

The Management of Linx S.A. (“Linx”, “Company”) submits the Financial Statements for the periods ended December 31, 2019 (“4th quarter of 2019”, “4Q19”) to your appreciation compared to December 31, 2018 (“4th quarter of 2018”, “4Q18”).

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

2019 was a very important year for Linx. We reinforced our position as the natural choice in technology for omni retail by strengthening our end-to-end platform with the launch of new technologies, partnerships for Linx Digital and Linx Pay Hub, in addition to strategic acquisitions throughout the year. Also noteworthy was the IPO in June, making Linx the first Brazilian software company publicly traded on the NYSE.

We reinforced our commercial presence with the expansion of franchisees and training of teams with a focus on customer success and satisfaction. In this context, the cross-sell strategy of our end-to-end platform services remained as our main growth driver. This positioning also made it possible to win new customers considering the multiple entry points to the Linx platform, ending the year with a total gross merchandise volume of approximately BRL 300 billion.

In a more challenging macroeconomic context in the markets in which we operate, these fronts proved to be important pillars in our growth strategy. We had a stabilization in the net closing of stores throughout 4Q19, a trend also reflected in the ICOM - Trade Confidence Index (96.7 points in December vs. 96.8 points in September).

In 4Q19, we signed new projects to integrate retailers' online and offline channels through OMS, totaling 16 customers at different stages of implementation. Reinforcing our leadership in the Omnichannel strategy, we signed new partnerships with important marketplaces to complement the support to our customers in the digital transformation journey and to strengthen a fluid relationship with their consumers.

In addition, the Linx Pay Hub offerings continue to grow, supported mainly by the adoption of TEF and the continuous expansion of our portfolio of differentiated solutions and natively integrated into the Linx platform. With a constant focus on business profitability, we also entered into strategic partnerships to integrate the wallets and further strengthen QR Linx and Digital Account. After one year of launching Linx Pay, we have already reached the 4th largest financial volume among the acquirers who trade through our TEF.

In 4Q19, Linx Digital represented 13% of total recurring revenue, while Linx Pay reached 12%. This is due to the acquisition of Seta Digital in October 2019, allocated as part of Linx Core, strengthening its representativeness in recurring revenue.

In 2020, the scenario should be more challenging. In face of the advance of the spread of the new Coronavirus (COVID-19) in Brazil and Latin America, we put into practice plan comprising several preventive measures necessary to minimize the effects of the pandemic, among which we highlight: creation a Crisis Committee, all employees working from home since March 16 and suspension or postponement of national and international business trips. Due to uncertainties regarding the dynamics of the outbreak’s evolution, the effects on the economic activities of our Customers and Suppliers and the measures to be adopted in Brazil and in other countries in Latin America in which we operate, it is impossible to predict the total impact that the pandemic will have on the global economy as well as on our business.

Linx continues to operate normally and reaffirms its commitment to the safety of its Employees, ensuring service to Customers and Suppliers, and consequently, to the business. We will continue to invest in innovation and in valuing our team to bring people and technology even closer together through passionate shopping experiences around the world.

As always, we thank everyone for your trust and remain at your disposal.

Linx Team

#soulinx

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the annual financial statements related to the year ended December 31, 2019, authorizing its disclosure.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for contracting services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit his own work; (ii) exercising managerial functions in your client and (iii) promoting your client's interests.

São Paulo, March 30, 2020.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

Independent auditor's report on the individual and consolidated financial statements

To

Shareholders, Board Members and Directors of

Linx S.A.

São Paulo - SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Linx S.A. (“Company” or “Group”), identified as Company and consolidated, respectively, which comprise the balance sheet as of December 31, 2019 and the statement of income, of comprehensive income, of changes in shareholders’ equity and cash flows for the year then ended, as well as corresponding other explanatory information, including a description of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Linx S.A. as of December 31, 2019, the individual and consolidated performance of its operations and its individual and consolidated cash flows for the year then ended, in conformity with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and international standards on auditing. Our responsibilities, in accordance with such standards, are described in the following section entitled “Auditor’s responsibilities for the audit of individual and consolidated financial statements.” We are independent of the Company and its subsidiaries, according to the significant ethical principles provided in the Accountant’s Code of Professional Ethics and the professional standards issued by the Brazil’ National Association of State Boards of Accountancy (CFC), and we comply with the other ethical responsibilities according to such standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

Key audit matters

The key audit matters are those who, in our professional judgment, were the most significant in our audit of current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters. For each matter below, a description of how our audit has addressed the matter, including any comments on the results of our procedures, is presented in the context of the financial statements taken as a whole.

We have fulfilled the responsibilities described in the “Auditor's responsibilities for the audit of individual and consolidated financial statements” section, including those relating to these key audit matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our procedures, including those performed to address the matters below, provide the basis for our audit opinion on the Company's financial statements.

Revenue recognition for implementation and customization services

The Group provides implementation and customization services, recognized in profit or loss when the services are rendered to the customers, based on the customer acceptance which confirms that the performance obligation was fulfilled over time, since the client simultaneously receives and consumes the benefits provided by the Group. This measurement may also consider the charge of hours by professionals in the respective projects.

Considering the magnitude of the amounts involved in addition to the reliance of manual and automatic controls and judgment to determine the time in which the Group fulfills the performance obligation and to ensure that all services provided have been measured and recorded correctly in the appropriate accounting period, which may impact the value of accounts receivable and related revenues in the financial statements, we consider this matter significant for our audit.

How our audit conducted this matter

Our revenue recognition procedures for implementation and customization services include, but are not limited to, evaluate the adequacy of the respective disclosures of the Company on the criteria for recognition of revenues and amounts involved; evaluate key internal controls implemented by the Company related to the revenue recognition for implementation and customization services, which included the involvement of the IT specialists to assist us in assessing the design and operational effectiveness of information technology general controls (IT), having we identified material deficiencies in the design and operation of these IT controls associated with logical access, change and updating of systems.

In addition, we performed tests of details close to the annual accounting closing ("cutoff test of revenues") by comparing invoices issued, service order and client’s acceptance to evaluate the criteria used by the Company in the recognition of revenues from services. As a result of this procedure, indicating the need to complement the balances of deferred revenue, which was not recorded by the Company's Management due to its materiality in relation to the financial statements taken as a whole.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

Deficiencies in the design and operation of internal controls related to information technology general controls,  changed our evaluation of the nature, timing and extent of our substantive procedures designed to obtain sufficient evidence and adequate audit information regarding the revenue recognition. Based on audit procedures performed, which are consistent with management's assessment, we understand that the policies for recognition and measurement of revenues from implementation and customization services, as well as the respective disclosures in Notes 3.16 e 24, are acceptable in regard to the financial statements taken as a whole.

Capitalization of software development expenditures

The Company develops new or substantially improved products for its current and new customers. Expenses with labor and materials that are directly attributable to the development of these products are capitalized as an intangible asset by the Company, according to Notes 3.10 e 14.

The capitalization is carried out by the Company only when all of the following elements, defined by accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) standards, issued by International Accounting Standards Board (IASB) are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) ability to use or sell the intangible asset; (iv) the intangible assets should result in future economic benefit, useful for internal use or asset sale; (v) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (vi) ability to accurately measure the expenses attributable to intangible assets during their development.

This matter was considered significant for our audit, due to the degree of judgment involved in determining the expenses that will be capitalized by the Company, which should demonstrate that the criteria established for capitalization of software development costs were met.

How our audit conducted this issue

Our procedures related to capitalization of software development costs included, among others, (i) we understood the key internal controls implemented by the Company related to the process of capitalization of software development costs; (ii) we selected a sample of projects to verify its technical feasibility, the Company's intention evaluation with the asset (sale or use) and its financial viability, in addition to conducting inquiries and interviews with those responsible for the projects capitalized to understand the technical feasibility; (iii) we performed documentary tests, where we analyzed the charge of hours by the professionals and its relation to the projects that are being capitalized, in addition to obtaining evidence that corroborated whether the activities performed by the employee in such projects were consistent with the criteria for capitalization and obtaining representation from managers confirming the allocation of professionals to projects.

As a result of those procedures, we identified adjustments (recorded by management given its materiality in relation to the financial statements taken as a whole) indicating the need to write-off amounts capitalized as software. Additionally, we discussed the audit differences with management, performed a review of the adjustments recorded by management and we discussed the impact from those adjustments on the internal controls.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

Deficiencies in the design and operation of internal controls related to capitalization of software which were identified (and deemed to significant) changed our evaluation of the nature, timing and extent of our substantive procedures designed to obtain sufficient evidence and adequate audit information regarding capitalization of software.

Additionally, we evaluated the adequacy of disclosures made by the Company in Notes 3.10 and 14 to the financial statements.

Based on audit procedures performed, which are consistent with management's assessment, we understand that the policies for capitalization of software are acceptable to support the judgement and information included in the financial statements taken as a whole.

Impairment of goodwill

The Company carried out acquisitions of companies in previous years and in the current year that resulted in the recognition of goodwill for future profitability and which represent significant amounts in its financial statements, as disclosed in Notes 3.10 and 14. The recoverable value of these goodwill, as they have an indefinite useful life, are annually tested by the Company to verify that the recoverable value is higher than the carrying amount.

The evaluation of the recoverable value involves significant judgments in determining the assumptions used in the cash flow projections, including growth and discount rates. Distortions in determining the recoverable value of goodwill may result in a material impact on the financial statements. Accordingly, this matter was considered significant for our audit.

How our audit conducted this issue

Our procedures related to the evaluation of goodwill included, among others; understanding of key internal controls implemented by the Company related to the process of evaluating the recoverable value of goodwill; we involved our corporate finance specialists to assist us in evaluating the assumptions and methodology used in the cash flow projections, including growth and discount rates, projected results and profit margins compared to macroeconomic information;  we compared the recoverable value based on the discounted cash flows, with the respective book values of the goodwill; and we evaluated the adequacy of the respective disclosures of the Company of the assumptions considered in the recoverability calculations of the goodwill and the amounts involved.

Based on the auditing procedures performed on the goodwill impairment test, which are consistent with management's assessment, we understand that the criteria and assumptions of goodwill used by management, as well as the respective disclosures in Notes 3.10 e 14, are acceptable in the context of the financial statements taken as a whole.

Business combination

During the year 2019, the Company acquired the companies Hiper Software S.A., Millennium Network Ltda. and SetaDigital Sistemas Gerenciais Ltda. The acquisitions were recorded by the Company, considering the acquisition method and represented significant amounts in the financial statements, included in Note 5.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

This matter was considered significant to our audit, due to the judgment involved in the identification and determination of the fair value of acquired assets and assumed liabilities, and the consequent allocation of purchase price, besides the magnitude of amounts involved.

How our audit conducted this issue

Our business combination procedures included, among others: understanding of key internal controls implemented by the Company related to the acquisition process of companies; we involved our corporate finance specialists to assist us in evaluating the assumptions and methodology used to determine and recognize the fair value of assets acquired, liabilities assumed and goodwill for future profitability; we audited the opening balances of the acquired companies as at the acquisition date as part of the determination of the fair values of assets and assumed liabilities; and we evaluate the adequacy of the respective Company disclosures of the business combinations.

Based on the audit procedures performed, which are consistent with management's assessment, we understand the Company's business combination accounting policies are acceptable to support the judgments and information included in the context of the financial statements taken as a whole.

Other matters

Statement of value added

The individual and consolidated statements of added value (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these statements of added value were prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

The Company management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

Responsibilities of management and governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as going concern, disclosing, when applicable, the matters related to its going concern, and the use of this accounting basis in the preparation of the financial statements, unless the management intends to liquidate the Company and its subsidiaries, or cease their operations, or do not have any realistic alternative to avoid the discontinuance of operations.

Those charged with governance of the Company and its subsidiaries are the people responsible for overseeing the process of preparation of individual and consolidated financial statements.

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance that the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and issue the audit report with our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that the audit conducted pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. Misstatements may arise from fraud or error, and are considered material when, individually or in aggregate, may influence, from a reasonable perspective, the economic decisions of users taken based on such financial statements.

As part of an audit conducted according to the Brazilian and international auditing standards, we exercise professional judgment, and maintain professional skepticism during the audit. We also:

•  Identify and assess the risks of material misstatement in the individual and consolidated financial statements, whether caused by fraud or error, we planned and performed audit procedures in response to such risks, and we obtained proper and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement resulting from fraud is higher than that arising from error, once the fraud may involve the act of dodging the internal controls, collusion, falsification, omission or false intentional representations.

• We obtained an understanding of the internal controls relevant to the audit to plan the audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company and its subsidiaries.

• We evaluate the appropriateness of the accounting policies used and the reasonableness of the accounting estimates and respective disclosures made by Management.

• We conclude the appropriateness of Management’s use of the accounting basis for going concern and, based on the audit evidence obtained, as to whether there is a material uncertainty regarding events or conditions that could raise a significant doubt regarding the Company’s and its subsidiaries’ capacity for going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency

• We evaluate the overall presentation, structure and content of financial statements, including disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner consistent with the objective of fair presentation.

• We obtained appropriate and sufficient audit evidence regarding the financial information of the entities or business activities of the group to express an opinion on the individual and consolidated financial statements. We are responsible for the management, oversight and performance of audit of the group, and, consequently, the audit opinion.

We communicated with the ones responsible for governance with respect to, among other aspects, the planned scope, time of the audit and significant audit findings, including possible material weaknesses in internal controls identified by us during our audit.

We also provide those charged with governance with a statement that we complied with relevant ethical requirements, including the applicable requirements of independence, and communicate all potential relationships or matters that could materially affect our independence, including, where applicable, the related safeguards.

From the matters that were communicated with those charged with governance, we determined those that were considered as the most significant in the audit of financial statements for current year and that, accordingly, comprise the key audit matters. We describe these matters in our audit report, unless a law or regulation has prohibited the public disclosure of the issue, or when, under extremely rare circumstances, we determine that the issue shall not be communicated in our report, because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 30, 2020

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Vanessa Martins

Accountant CRC-1SP244569/O-3

Linx S.A.

Statements of financial position
December 31, 2019 and 2018
(In thousands of Reais)

		Parent company		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Assets
Current assets
Cash and cash equivalents	6	16,387	50	75,898	49,850
Financial assets	7	732,473	60,108	902,289	413,374
Trade accounts receivable	8	-	-	276,626	167,102
Recoverable taxes	9	5,975	8,848	22,648	35,094
Other receivables	11	93	49	22,509	33,084
		754,928	69,055	1,299,970	698,504

Non-current assets
Long-term assets
Financial assets	7	-	-	2,073	-
Trade accounts receivable	8	-	-	11,485	3,280
Recoverable taxes	9	-	-	5,166	-
Deferred taxes	20	2,220	4,100	3,357	4,449
Other receivables	11	-	-	26,338	17,536
		2,220	4,100	48,419	25,265

Investments	12	1,046,362	987,300	-	-
Property, plant and equipment	13	-	-	82,201	74,273
Intangible	14	-	-	1,009,314	849,634
Right-of-use	3.25	-	-	124,039	-
		1,046,362	987,300	1,215,554	923,907

		1,048,582	991,400	1,263,973	949,172

Total assets		1,803,510	1,060,455	2,563,943	1,647,676

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Statements of financial position
December 31, 2019 and 2018
(In thousands of Reais)

		Parent company		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Liabilities
Current liabilities
Suppliers		1,050	47	24,007	13,623
Loans and financing	15	-	-	41,245	40,720
Leasing payable	16	-	-	47,478	-
Labor liabilities	17	20	16	51,080	43,801
Taxes and contributions payable		1,807	385	23,127	13,455
Income tax and social contribution		-	-	3,823	1,206
Accounts payable from acquisition of subsidiaries	18	-	-	43,432	57,099
Deferred revenue	19	-	-	36,360	40,053
Dividends payable	22.4	9,719	2,764	9,719	2,764
Other liabilities	21	1,070	34	89,576	7,979
		13,666	3,246	369,847	220,700

Non-current liabilities
Loans and financing	15	-	-	168,937	209,261
Leasing payable	16	-	-	78,604	-
Labor obligations	17	-	-	1,977	-
Accounts payable from acquisition of subsidiaries	18	-	-	39,637	55,388
Deferred taxes	20	-	-	84,206	72,635
Deferred revenue	19	-	-	6,434	19,195
Provision for contingencies	23	-	-	19,588	10,960
Other liabilities	21	-	-	4,869	2,328
		-	-	404,252	369,767

Total liabilities		13,666	3,246	774,099	590,467

Shareholders' equity
Capital	22.1	645,447	488,467	645,447	488,467
Capital reserves	22.2	1,165,605	518,252	1,165,605	518,252
Treasury shares	22.1	(225,954)	(148,373)	(225,954)	(148,373)
Profit reserves		200,596	179,457	200,596	179,457
Additional dividends proposed	22.4	10,281	22,236	10,281	22,236
Other comprehensive income		(6,131)	(2,830)	(6,131)	(2,830)
		1,789,844	1,057,209	1,789,844	1,057,209

Total liabilities and shareholders' equity		1,803,510	1,060,455	2,563,943	1,647,676

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Statements of income
Years ended December 31, 2019 and 2018
(In thousands of Reais)

		Parent company		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Net operating revenue	24	-	-	788,159	685,559

Cost of services rendered	25	-	-	(272,115)	(245,621)

Gross income		-	-	516,044	439,938

Operating revenues (expenses)
General and administrative	25	(5,214)	(969)	(219,916)	(168,596)
Research and development	25/14	-	-	(93,070)	(73,527)
Selling	25	-	(2)	(144,735)	(111,008)
Equity in net income of subsidiaries	12	35,396	55,256	-	-
Other operating revenues (expenses)	25	(3,841)	-	22,787	3,256
		26,341	54,285	(434,934)	(349,875)

Income before financial income and taxes		26,341	54,285	81,110	90,063

Financial results
Financial revenues	26	41,453	17,193	70,103	50,257
Financial expenses	26	(27,048)	(327)	(87,280)	(48,176)
		14,405	16,866	(17,177)	2,081

Income before income tax and social contribution		40,746	71,151	63,933	92,144

Income tax and social contribution - current	20	10	(38)	(11,394)	(9,959)
Income tax and social contribution - deferred	20	(1,880)	(58)	(13,663)	(11,130)
		(1,870)	(96)	(25,057)	(21,089)

Net income for the year		38,876	71,055	38,876	71,055

Earnings per share	28
Basic earnings per share - in Reais		0.2281	0.4358	0.2281	0.4358
Diluted earnings per share - in Reais		0.2228	0.4301	0.2228	0.4301

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Statements of comprehensive income
Years ended December 31, 2019 and 2018
(In thousands of Reais)

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Net income for the year	38,876	71,055	38,876	71,055

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	(3,364)	(2,437)	(3,364)	(2,437)

Other comprehensive income, not reclassified into profit or loss for the year in subsequent periods
Post-employment benefit	63	(146)	63	(146)

Total comprehensive income	35,575	68,472	35,575	68,472

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Statements of changes in equity
Years ended December 31, 2019 and 2018
(In thousands of Reais)

		Parent company and Consolidated
				Capital reserves				Profit reserves
	Note	Capital	Treasury shares	Goodwill in capital subscription	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total

Balances at December 31, 2017		486,032	(33,887)	539,571	11,548	(37,423)	513,696	7,037	179,100	186,137	-	(247)	18,789	1,170,520

Prior-year adjustments
Effects from the first-time adoption of IFRS 9		-	-	-	-	-	-	-	(1,015)	(1,015)	-	-	-	(1,015)
Effects from the first-time adoption of IFRS 15		-	-	-	-	-	-	-	(38,542)	(38,542)	-	-	-	(38,542)
Opening balances at 01/01/2018		486,032	(33,887)	539,571	11,548	(37,423)	513,696	7,037	139,543	146,580	-	(247)	18,789	1,130,963

Capital increase		2,435	-	-	-	-	-	-	-	-	-	-	-	2,435
Repurchase of shares		-	(114,486)	-	-	-	-	-	-	-	-	-	-	(114,486)
Approval of additional dividends		-	-	-	-	-	-	-	-	-	-	-	(18,789)	(18,789)
Prepaid dividends		-	-	-	4,556	-	4,556	-	-	-	-	-	-	4,556
Post-employment benefit		-	-	-	-	-	-	-	-	-	-	(146)	-	(146)
Effect of the adoption of IAS 29 (hyperinflation)		-	-	-	-	-	-	-	1,822	1,822	-	-	-	1,822
Accumulated translation adjustments from operations in foreign currency		-	-	-	-	-	-	-	-	-	-	(2,437)	-	(2,437)
														-
Net income for the year		-	-	-	-	-	-	-	-	-	71,055	-	-	71,055
Allocations														-
Additional dividends proposed		-	-	-	-	-	-	-	-	-	(22,236)	-	22,236	-
Dividend payment		-	-	-	-	-	-	-	-	-	(2,764)	-	-	(2,764)
Interest on own capital		-	-	-	-	-	-	-	-	-	(15,000)	-	-	(15,000)
Profit retention		-	-	-	-	-	-	-	31,055	31,055	(31,055)	-	-	-
Balances at December 31, 2018		488,467	(148,373)	539,571	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209

Capital increase	22.1	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill in capital subscription	22.2	-	-	682,454	-	-	682,454	-	-	-	-	-	-	682,454
Repurchase of shares	22.1	-	(77,581)	-	-	-	-	-	-	-	-	-	-	(77,581)
Share issue costs	22.2	-	-	-	-	(58,734)	(58,734)	-	-	-	-	-	-	(58,734)
Approval of additional dividends	22.4	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Prepaid dividends	29.2	-	-	-	23,633	-	23,633	-	-	-	-	-	-	23,633
Post-employment benefit		-	-	-	-	-	-	-	-	-	-	63	-	63
Effect of the adoption of IAS 29 (hyperinflation)		-	-	-	-	-	-	-	2,263	2,263	-	-	-	2,263
Accumulated translation adjustments from operations in foreign currency		-	-	-	-	-	-	-	-	-	-	(3,364)	-	(3,364)
														-
Net income for the year		-	-	-	-	-	-	-		-	38,876	-	-	38,876
Allocations		-	-	-	-	-	-	-	-	-	-	-	-	-
Additional dividends proposed	22.4	-	-	-	-	-	-	-	-	-	(10,281)	-	10,281	-
Dividend payment	22.4	-	-	-	-	-	-	-	-	-	(9,719)	-	-	(9,719)
Profit retention	22.5	-	-	-	-	-	-	-	18,876	18,876	(18,876)	-	-	-
Balances at December 31, 2019		645,447	(225,954)	1,222,025	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Statements of cash flows
Years ended December 31, 2019 and 2018
(In thousands of Reais)

		Parent company		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash flows from operating activities
Net income for the year		38,876	71,055	38,876	71,055
Adjustments to reconcile income (loss) to cash flows generated by operating activities
Depreciation and amortization	3.25/13/14	-	-	119,660	78,729
Equity in net income of subsidiaries	12	(35,396)	(55,256)	-	-
Addition to allowance for doubtful accounts	8	-	-	3,360	2,956
Losses (gains) on write-off/disposal of goods		-	-	266	10,310
Addition (reversal) of adjustment to present value		-	-	9,093	(5,266)
Stock option plan		1,429	(486)	23,633	4,556
Financial charges		-	36	31,698	17,842
Deferred taxes	20	1,880	58	13,663	11,130
Current taxes	20	(10)	38	11,394	9,959
Provisions for contingency	23	-	-	2,852	(495)
Other operating revenues		-	-	(39,383)	(8,997)
Revenue from interest earning bank deposits		(20,016)	(1,204)	(38,633)	(26,500)
Effect from adoption of hyperinflation		-	-	639	1,163
Other		-	(13)	-	-
		(52,113)	(56,827)	138,242	95,387

Change in operating assets and liabilities:
Trade accounts receivable		-	-	(120,332)	(41,938)
Recoverable taxes		2,883	1,158	6,280	(7,156)
Other credits and judicial deposits		(44)	2,856	(9,824)	(17,393)
Suppliers		1,003	40	7,039	4,022
Labor liabilities		4	(277)	6,030	3,426
Taxes and contributions payable		1,422	(389)	7,290	1,891
Deferred revenue		-	-	(16,454)	(7,037)
Other accounts payable		1,036	36	82,061	1,445
Income tax and social contribution paid	20	-	(2,683)	(7,427)	(6,003)

Cash flow generated (invested) by operating activities		(6,933)	14,969	131,781	97,699

Cash flows from investment activities
Acquisition of fixed assets		-	-	(18,838)	(25,132)
Acquisition of intangible assets		-	-	(79,675)	(57,681)
Acquisition of entity, net of cash and cash equivalents acquired		-	-	(97,270)	(75,132)
Capital increase in subsidiaries		(2,500)	-	-	-
Advance of dividends received		-	190,000	-	-
Investment in short-term investments		(889,318)	(187,970)	(1,428,848)	(774,028)
Redemption of interest and interest earning bank deposits		236,969	135,957	976,584	897,614

Cash flow generated (invested) by investing activities		(654,849)	137,987	(648,047)	(34,359)

Cash flows from financing activities
Additions of loans and financing	15	-	-	410	191,837
Payments of loans and financing	15	-	(2,799)	(42,174)	(40,851)
Lease payment	16	-	-	(18,845)	-
Advances paid for right-of-use		-	-	(6,843)	-
Financial charges paid	15	-	(89)	(16,896)	(9,028)
Payment for the acquisition of subsidiaries	18	-	-	(48,093)	(45,878)
Interest on own capital paid		-	(15,000)	-	(15,000)
Treasury shares		(77,581)	(114,486)	(77,581)	(114,486)
Expenditures with issuance of shares		(58,734)	-	(58,734)	-
Capital contributions from shareholders	22	156,980	2,435	156,980	2,435
Premium on the subscription of shares	22	682,454	-	682,454	-
Dividends paid		(25,000)	(23,000)	(25,000)	(23,000)

Cash flow generated (invested) by financing activities		678,119	(152,939)	545,678	(53,971)

Exchange rate change on cash and cash equivalents		-	-	(3,364)	(2,437)

Increase (decrease) in cash and cash equivalents		16,337	17	26,048	6,932

Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period		50	33	49,850	42,918
At end of period		16,387	50	75,898	49,850

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Statements of value added
Years ended December 31, 2019 and 2018
(In thousands of Reais)

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Revenues
Gross sales of services and goods	-	-	878,959	763,201
Other revenues	-	-	37,372	8,401
Allowance for doubtful accounts (reversal/formation)	-	-	1,738	(981)
	-	-	918,069	770,621
Inputs acquired from third parties
Cost of services and goods sold	-	-	(68,613)	(75,801)
Materials, energy, outsourced services and other operating items	(6,109)	(383)	(154,226)	(121,291)
Loss and recovery of asset values	-	-	(7,926)	(4,272)
	(6,109)	(383)	(230,765)	(201,364)

Gross added value	(6,109)	(383)	687,304	569,257

Depreciation and amortization	-	-	(119,660)	(78,729)

Net value added produced by the Company	(6,109)	(383)	567,644	490,528

Added value received as transfer
Equity in net income of subsidiaries	35,396	55,256	-	-
Financial revenues	41,453	17,193	70,103	50,257
	76,849	72,449	70,103	50,257

Total added value payable	70,740	72,066	637,747	540,785

Payment of value added
Personnel	2,946	588	391,913	305,495
Direct remuneration	2,946	588	320,990	244,847
Benefits	-	-	45,989	36,868
FGTS	-	-	24,934	23,780

Taxes, duties and contributions	1,870	96	115,998	99,969
Federal	1,870	96	88,467	76,537
State	-	-	5,147	4,276
Municipal	-	-	22,384	19,156

Third-party capital remuneration	27,048	327	90,960	64,266
Interest and exchange-rate changes	27,048	327	87,280	48,176
Rents	-	-	3,680	16,090

Own capital remuneration	38,876	71,055	38,876	71,055
Dividends and interest on own capital	20,000	40,000	20,000	40,000

Retained earnings	18,876	31,055	18,876	31,055

See the accompanying notes to the individual and consolidated financial statements.

Linx S.A.

Individual and consolidated financial statements

December 31, 2019

with Independent Auditor’s' Report

Linx S.A.

Individual and consolidated financial statements

December 31, 2019

Contents

Management’s report	3
Report of the statutory audit committee	5
Report of the Fiscal Council	6
Executive Officers’ Statement on Income Statements	7
Executive Officers’ Statement on the Independent Auditor’s Report	8
Independent Auditor’s Report on the Individual and Consolidated Financial Statements	9
Statements of financial position	15
Statements of income	17
Statements of comprehensive income	18
Statements of changes in equity	19
Statements of cash flows	20
Statements of value added	22
Notes to financial statements	23

Linx S.A.

Notes to the individual and consolidated financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

1.    Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods to the retail industry in Latin America. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue  of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2.    Basis of preparation and presentation of financial statements

2.1.  Statement of conformity

The individual and consolidated financial statements were prepared and are being presented according to the accounting practices adopted in Brazil comprising the standards of the Securities and Exchange Commission, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), as well as by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) that evidence all relevant information of their own significant information in financial statements, and only them, are being evidenced and correspond to that used by Management.

2.2.   Basis of preparation and presentation

The financial statements were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated financial statements present comparative information in relation to the prior period.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The Company’s individual and consolidated financial statements were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated financial statements were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the financial statements due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Some captions for the financial statements for the year ended December 31, 2018 were reclassified to allow comparisons with the financial statements for the year ended December 31, 2019.

The issue of individual and consolidated financial statements was approved by the Board of Directors on March 30, 2020.

3.    Summary of significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these individual and consolidated financial statements.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.  Presentation of segment information

An operating segment is a component of the Company which engages in business activities from which it may earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making.  The Company’s management identified the operating segments that meet the quantitative and qualitative parameters for disclosure, mainly representing types of businesses, i.e., Linx Software and Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.2.   Consolidation basis

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee, and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

•       Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

•       Exposure or right to variable returns based on its involvement with the investee;

•       The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

Whenever necessary, adjustments are made to the financial statements of the subsidiaries to align their accounting practices with the Company’s accounting practices. All related party assets and liabilities, shareholders’ equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company’s individual financial statements, financial statements of subsidiaries are recognized under the equity method.

The individual and consolidated financial statements include significant information of Linx S.A. and its subsidiaries, as follows:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	% Interest
	12/31/2019	12/31/2018
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	-
Sback Tecnologia da Informação Ltda.	100.00%	100.00%
DCG Soluções para Venda Digital S.A. (*)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%
Hiper Software S.A. (**)	100.00%	-
Millennium Network Ltda. (*) (**)	-	-
SetaDigital Sistemas Gerenciais Ltda. (**)	100.00%	-

(*) Companies merged into Linx Sistemas in 2019

(**) Companies acquired by Linx Sistemas in 2019

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Sback Tecnologia da Informação Ltda. (“Sback”): operates in the cloud platform leader in technologies of retention, reengagement and recapture through Big Data and Intelligence for engagement.

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

SetaDigital Sistemas Gerenciais Ltda. (“Seta”): operates with a focus on ERP solutions and services for footwear retail.

3.3.  Measurement of fair value

The Company and its subsidiaries measure financial instruments at fair value on each balance sheet closing date. Fair value is the price received upon the sale of an asset or paid by transfer of a liability of a non-forced transaction between market participants at the measurement date.

The measurement of fair value is based on the assumption that the transaction to sell the asset or transfer the liability will occur: (i) in the main market for the asset or liability; or (ii) in the absence of a main market, the market is more advantageous for the asset or the liability.

All assets and liabilities for which the fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy described below based on the lowest level information that is significant to the measurement of the fair value as a whole:

• Level 1 – Prices quoted (not adjusted) in active markets for identical assets and liabilities to which the entity may have access on the measurement date;

• Level 2 — Valuation techniques for which the lowest level and significant input to fair value measurement is directly or indirectly observable;

• Level 3 — Valuation techniques for which the lowest level and significant input to fair value measurement is not available.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company and its subsidiaries determine whether transfers occurred between levels of the hierarchy, reassessing the categorization (based on the lowest and most significant information for measuring the fair value as a whole) at the end of each reporting period.

3.4.  Financial instruments – Initial recognition and subsequent measurement

The Company and its subsidiaries adopted IFRS 9/CPC 48 - Financial Instruments to replace IAS 39/CPC 38 on January 1, 2018. The changes related to these accounting policies are as follows:

A financial instrument is an agreement that originates a financial asset to an entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at the initial recognition as measured: at amortized cost; fair value through other comprehensive income or fair value through profit or loss.

The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company and its subsidiaries for the management of these financial assets. With exception of trade accounts receivable that do not contain a significant financial component or for which the Company and its subsidiaries have adopted the practical expedient, the Company and its subsidiaries initially measure the financial asset at its fair value plus transaction costs, in case of financial asset not measured at fair value through profit or loss. The trade accounts receivable that do not contain a significant financial component are measured at the transaction price determined according to IFRS 15/CPC 47.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it has to generate cash flows on the outstanding principal amount. This evaluation is performed at instrument level. Financial assets with cash flows other than payments of principal and interest are classified and measured at fair value through profit or loss, regardless of the business model adopted.

The business model of the Company and its subsidiaries to manage financial assets refers how it manages its financial assets to generate cash flows. The business model determines whether the cash flows will result from collecting contractual cash flows, selling financial assets, or both.

Purchases and sales of financial assets that require the delivery of assets within an established schedule by regulation or agreement in the market (regular negotiation) are recognized on the negotiation date, that is, the date when the Company and its subsidiaries undertake to buy or sell the asset.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories, as follows:

• Financial assets at amortized cost (debt instruments);

•.Financial assets at fair value through other comprehensive income (FVTOCI) with reclassification of accumulated gains and losses (debt instruments);

• Financial assets designated at fair value through other comprehensive income, without reclassification of accumulated gains and losses at the time of its derecognition (equity instruments);

• Financial assets at fair value through profit or loss.

Financial assets at amortized cost

This category is the most relevant for the Company and its subsidiaries. The Company and its subsidiaries measure the financial assets at amortized cost if both of the following conditions are met:

• The financial asset is maintained in the business model, whose the purpose is to maintain financial assets for the purpose of receiving contractual cash flows;

• The contractual terms of financial assets give rise, on specific dates, to cash flows that solely refer to payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in income (loss) when the asset is derecognized, modified or impaired.

The financial assets of the Company and its subsidiaries at amortized cost mainly include trade accounts receivable, cash and cash equivalents and other accounts receivable, in addition to suppliers and other accounts payable.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes of fair value recognized in the statement of profit or loss.

This category contemplates derivative instruments and listed equity investments, which the Company and its subsidiaries have not irrevocably classified based on fair value through other comprehensive income. Dividends on listed equity investments are also recognized as other revenues in statement of income when the right to payment is established.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Derecognition

A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired; or

• The Company and its subsidiaries transferred its rights to receive cash flows from the asset or assumed an obligation to pay the cash flows received without material delay to a third party under an onlending contract; and (i) the Company and its subsidiaries transferred substantially all risks and rewards of the assets, or (ii) the Company and its subsidiaries neither transferred nor retained substantially all the risks and benefits related to the asset, but transferred the control over the asset.

When the Company and its subsidiaries transfer its rights to receive the cash flows of an asset or enter into a transfer agreement, they evaluate if and under which measured, they retained the ownership risks and rewards. When they neither transfer nor retain substantially all the risks and rewards of the asset, or transfer the control of the asset, the Company and its subsidiaries continue to recognize the transferred asset to the extent of its continuing engagement. In such case, the Company and its subsidiaries also recognize a related liability. The transferred asset and associated liability are measured on a base that reflects the rights and obligations retained by the Company and its subsidiaries.

The continued engagement in the form of guaranteeing the transferred asset is measured at the lower of (i) the amount of the asset and (ii) the maximum amount of the consideration received that the entity could be required to repay (the guarantee amount).

Impairment of financial assets

The Company and its subsidiaries recognize a provision for estimated credit losses for all debt instruments not held at fair value through profit or loss. The expected credit losses are based on the difference between the contractual cash flows payable according to the contract and all cash flows that the Company and its subsidiaries expect to receive, discounted at an effective interest rate that approximates to the original transaction rate. The expected cash flows will include the cash flows of the sale of the guarantees held or other credit improvements that are included in contractual terms.

The expected credit losses are recognized in two phases. For credit exposures for which there has been no significant increase in credit risk since initial recognition, expected credit losses are provisioned for credit losses resulting from possible default events in the next 12 months (expected credit loss for 12 months).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

For trade accounts receivable and contract assets, the Company and its subsidiaries apply a simplified approach in the calculation of expected credit losses. Therefore, the Company and its subsidiaries do not follow the changes in credit risk, but recognize a loss allowance based on lifetime expected credit losses at each reporting date. The Company and its subsidiaries established a provision matrix based on its historical credit loss experience, adjusted to specific prospective factors for debtors and economic environment.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified in initial recognition as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost, or as derivatives designated as hedge instruments, as the case may be.

All financial liabilities are initially measured at their fair values, plus or minus, in case of financial liability other than fair value through profit or loss, the transaction costs that are directly attributable to the issue of financial liability.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financing, lease payable and other liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

• Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated in the initial recognition, as measured at fair value through profit or loss.

• Financial liabilities are classified as held-for-trading if they are acquired with the purpose of buyback in the short term. Gains or losses of liabilities for trading are recognized in the statement of income.

The financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9/CPC 48 are met. The Company and its subsidiaries did not assign any financial liability at fair value through profit or loss.

Financial liabilities at amortized cost (loans and financing)

This is the most relevant category for the Company and its subsidiaries. After initial recognition, loans and financing obtained and granted subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in profit or loss when liabilities are derecognized, as well as through the amortization process of effective interest rate.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Amortized cost is calculated taking into account any negative goodwill or goodwill in the acquisition and fees or costs comprising effective interest rate method. The amortization under the effective interest rate method is included as financial expense in the statement of income.

This category usually applies to loans and financing granted and taken out, subject to interests.

Derecognition

A financial liability is derecognized when the obligation under the liability is extinguished; that is, when the obligation specified in the contract is settled, canceled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in the statement of profit or loss.

iii) Offset of financial instruments

Financial assets and liabilities are offset and the net value reported in the consolidated balance sheet only when there is a legally enforceable right currently applicable to offset the amounts recognized and if there is intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.5.  Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Directly attributable costs to the acquisition should be accounted for as expense when incurred.

On acquiring a business, the Company and its subsidiaries assess the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent consideration considered as an asset or a liability shall be recognized in the statement of income.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The Company measures goodwill as the exceeding consideration transferred in relation to net assets acquired (net identifiable assets acquired and liabilities assumed). If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in statement of operations.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit from synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

3.6.  Cash and cash equivalents

Cash equivalents are maintained for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company and its subsidiaries consider as cash equivalents the financial assets readily convertible into known amounts of cash and subject to an insignificant risk of change of value. Consequently, an investment normally qualifies as cash equivalent when it has short-term maturity; for example, three months or less, as of the contracting date.

3.7.  Trade accounts receivable

A receivable represents the right of the Company and its subsidiaries to an unconditional consideration (i.e., it is only necessary for a certain time to elapse in order for payment of the consideration to be due).

3.8.  Income tax and social contribution

The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 (annual base for the year) for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable.

Expense with income tax and social contribution comprises both current and deferred taxes.  Current taxes and deferred taxes are recognized in income (loss) unless they are related to the business combination, or items directly recognized in shareholders' equity or other comprehensive income.

Current taxes are the expected taxes payable on the taxable income for the period, at tax rates enacted or substantively enacted on the date of presentation of the financial statements, and any adjustments to taxes payable in relation to prior periods.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Deferred taxes are recognized in relation to the temporary differences between the book values of assets and liabilities for accounting purposes and the related amounts used for taxation purposes.

Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

Deferred income tax and social contribution assets are reviewed at each reporting date and reduced when their realization is no longer probable.

Deferred income tax related to items recognized directly in shareholders’ equity and not in statement of income. Deferred tax items are recognized according to the transaction that originated the deferred tax, in comprehensive income or directly in shareholders' equity.

As permitted by Brazilian tax legislation, the subsidiary Sback Tecnologia da Informação Ltda. adopts the deemed income taxation method. For these subsidiaries, income tax and social contribution are calculated at the rate of 32% on revenues from services and 100% on financial revenues. The regular rates of the respective tax and contribution apply to these.

Tax exposures

To determine current and deferred income tax, the Company and its subsidiaries take into consideration the impact of uncertainties on positions taken on taxes and if the additional income tax and interest payment has to be made. The Company and its subsidiaries believe that the provision for income tax recorded in liabilities is adequate for all outstanding tax periods, based on its evaluation of several factors, including interpretations of tax laws and past experience.  This evaluation is based on estimates and assumptions that may involve several judgments on future events. New information may be made available, leading the Company and its subsidiaries to change its judgment on the adequacy of existing provision. These changes will impact income tax expenses in the year in which they occur.

3.9.  Property, plant and equipment

Recognition and measurement

Property, plant and equipment items are measured at historical acquisition, formation or construction cost, net of accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of assets.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Purchased software that is integral to the functionality of a piece of equipment is capitalized as part of that equipment. When parts of a property, plant and equipment item have different useful lives, they are accounted for as separate items (major components) of Property, plant and equipment.

Gains and losses on disposal of a property, plant and equipment item are determined by comparing the proceeds from disposal with the book value of Property, plant and equipment and are recognized net within "other revenues" in the statement of income.

Subsequent costs

The replacement cost of a component of property, plant and equipment is recognized in the book value of the item when it is probable that the future economic benefits embodied in the component will flow to the Company and its subsidiaries and cost can be reliably measured. The book value of the component that has been replaced by another is written off. Costs of normal maintenance on property, plant and equipment are charged to the statement of operations as incurred.

Depreciation

Depreciation is calculated on the depreciable values, which is the cost of an asset, or other amount that substitutes cost, less residual values. The residual value and useful life of the assets and the depreciation methods are reviewed upon the closing of each year, and adjusted respectively, when appropriate.

Depreciation is recognized in income (loss) on a straight-line basis over the estimated useful lives of each component of a fixed asset item, as this method is that more closely reflects the pattern of consumption of future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative years are shown in the Note 13.

3.10.   Intangible assets and goodwill

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expenditure is reflected in the statement of income in the year in which it is incurred. The useful life of the intangible asset is classified as defined or undefined. Goodwill arising from the acquisition of subsidiaries is included in intangible assets in the consolidated financial statements.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Intangible assets with defined life are amortized over the economic useful life and valued in relation to impairment whenever there is indication of loss of economic value of the asset. Amortization method and period of an intangible asset with defined life are reviewed at least at the end of each year.  Changes in these assets’ estimated useful lives or in expected consumption of future economic benefits are accounted for through changes in amortization method or period, as applicable, and are addressed as changes in bookkeeping.  The amortization of intangible assets with defined life is recognized in the statement of income in the category of expense consistent with the use of the intangible assets.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level. The evaluation of indefinite useful life is reviewed annually to determine whether it is still justifiable.  Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized when it is sold (that is, date when the beneficiary obtains control over the related asset) or when no future economic benefit is expected from its use or sale. Possible gains or losses from the derecognition of assets (the difference between the net sales price and book value) are recognized in the statement of income in the year.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

Goodwill

The cost of goodwill is accounted for under the fair value acquisition method and the goodwill impairment test is performed annually as of December 31 or when circumstances indicate that the book value has been impaired.

Research and development

Research expenditures are recorded as expenses when incurred, and development expenditures linked to technological innovations of existing products are capitalized if they are technologically and economically feasible, and amortized over the expected period of benefits in the operating expenses group.

Development activities involve a plan or project aimed at producing new. Development expenditures are capitalized only when all the following elements are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) the intangible assets should result in future economic benefit; (iv) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (v) ability to accurately measure the expenses attributable to intangible assets during their development. The expenditures capitalized include the cost of labor and materials that are directly attributable to preparing the asset. Other development expenditures are recognized in the statement of income as incurred.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

After the initial recognition, the asset is stated at cost, less accumulated amortization and impairment losses. Amortization is triggered when the development is complete and the asset item is available for use for the future economic benefit period. During the development period, the asset is tested for impairment on an annual basis.

Other intangible assets

Other intangible assets that are acquired and have defined useful lives are measured at cost, less accumulated amortization and any impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally-generated goodwill and trademarks, are recognized in income (loss) as incurred.

Amortization is recognized in income (loss) on a straight-line basis over the estimated useful lives of the intangible assets, except goodwill, from the date they are available for use, since this is the method that best reflects the pattern of consumption of the future economic benefits embodied in the asset.

3.11.   Impairment loss of non-financial assets

The Management reviews the recoverable value of assets annually in order to assess events or changes in economic, operating, or technological circumstances likely to point out impairment or loss of their recoverable value. These evidences are detected and the net book value exceeded, the recoverable value, a provision for impairment is formed to adjust net book value to recoverable value. The recoverable value of an asset or a particular cash-generating unit is defined as the higher of value in use and net sales value.

In estimating the value in use of an asset, estimated future cash flows are discounted to their present values, using a pretax discount rate that reflects the weighted average cost of capital in the industry where the cash-generating unit operates. The net fair value of sales expenses is calculated whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of observable transactions in this regard, the Company uses an appropriate valuation methodology. The calculations provided in this model are supported by available fair value indicators, such as prices quoted for listed entities, among other available indicators.

The Company bases its impairment assessment on the most recent financial forecasts and budgets, which are prepared separately by Management for each cash-generating unit to which the assets are allocated. Projections based on said forecasts and budgets generally cover a five-year period. An average long-term growth rate is calculated and applied to future cash flows after the fifth year.

The asset impairment loss is recognized in income (loss) in a manner consistent with the function of the asset subject to losses.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

For assets other than goodwill, an assessment is made on each reporting date to determine whether there is an indication that the impairment losses previously recognized no longer exist or have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or of the cash-generating unit. An impairment loss on a previously recognized asset is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss that was recognized. The reversal is limited so that the book value of the asset does not exceed the book value that would have been calculated (net of depreciation, amortization or depletion), if no impairment loss had been recognized for the asset in previous years. This reversal is recognized in income (loss).

Goodwill impairment test is carried out on an annual basis as of December 31 or when circumstances indicate that the book value has been impaired.

The impairment loss is recognized for a cash-generating unit to which the goodwill is related. When the recoverable amount of the unit is lower than the book value of the unit, the loss is recognized and allocated to reduce the book value the unit’s assets in the following order: (a) reducing the book value of the goodwill allocated to the cash-generating unit; and (b) then, to the other assets of the unit in proportion to the book value of each asset.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

3.12.   Accounts payable to suppliers

Trade accounts payable are obligations due for assets or services acquired in the normal course of businesses, and are classified as current liabilities if payment is due within one year. Otherwise, accounts payable are presented as non-current liabilities.

They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method.

3.13.   Loans and financing

Loans and financing are initially recognized at the fair value less any transaction costs assignable. After their initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3.14.   Provisions

Provisions are recognized when the Company and its subsidiaries have a present (legal or not formalized) obligation as a result of a past event. It is probable that economic benefits will be required to settle the obligation, and a reliable estimate can be made. When the Company and its subsidiaries expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense related to any provision is presented in the statement of income, net of any reimbursement.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

If the effect of the time value of money is significant, the provisions are discounted using the current rate before the taxes it reflects, when appropriate, the risks specific to the liability. When the discount is adopted, the increase in the provision in view of the passage of time is recognized as financing cost.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to a number of lawsuits and administrative proceedings. Provisions are formed for all contingencies related to lawsuits in which an outflow of funds will probably be required to settle the contingency or obligation and a reasonable estimate can be made. Determination of the likelihood of loss includes determination of evidences available, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in legal system, as well as evaluation of external lawyers. Provisions are reviewed and adjusted so as to consider changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court rulings.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value. Subsequently, it is measured between the higher amount that would be recognized according the accounting policy of the above provisions (IAS 37/CPC 25) and/or the amount initially recognized less, as the case may be, the accumulated amortization recognized according to the revenue recognition policy.

3.15.   Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted for inflation and, therefore, adjusted to their present value. The adjustment to present value of short-term monetary assets and liabilities is calculated, and only recognized, if it is considered as relevant with respect to the financial statements taken as a whole. For recognition and materiality determination purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate, and, in certain cases, the implicit interestrate of the related assets and liabilities. Based on the analyzes performed and the best Management’s estimate.

3.16.   Revenue from contract with customer

The Company and its subsidiaries recognize its revenues from software license, which include license fees, revenue from subscription, and revenue from services, which includes implementation and customization and sub-acquiring revenue. Revenue is presented net of taxes, returns, rebates and discounts, when applicable. Revenues are recognized in an amount that reflects the consideration to which the Company and its subsidiaries expect to be entitled in exchange for the transfer of services to a client.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•      Subscription revenues: They are recurring revenues derived from: (1) revenues related to services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure; and (2) revenues related to technological support, helpdesk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services. Monthly maintenance is aggregated in a contract usually valid for twelve months. Monthly subscription revenues are not reimbursable and are billed and paid on a monthly basis. These revenues are recognized in income (loss) on a monthly basis, as services are provided, starting on the date in which services are made available to the client and all other revenue recognition criteria are met.

•      Revenues from service rendered are considered non-recurring and involves implementation services, including personalization, training, software licenses and other services. Revenues from services are recognized in proportion to the stage of completion of the service.

•      Revenue from royalties - Revenues from software licenses are recognized when: it is determined when all risks and rewards of the license are transferred upon the availability of the software and the amount may be reliably measured and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.

•      Sub-acquiring revenues derive from the capture of the transactions with credit and debit cards and are recognized on the date of capture/processing of the transactions.

In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet (current and non-current liabilities) as deferred revenue.

3.17.   Capital

Common shares

Additional costs directly attributable to the issue of shares and share options are recognized as reducers from shareholders' equity. Tax effects related to the costs of these transactions are calculated in accordance with IAS 12/CPC 32.

3.18.   Transactions involving share-based payment

Company employees receive share-based payments, in which the employees render services in exchange for membership certificates (“transactions settled with membership certificates”). In situations in which equity securities are issued and some or all goods or services received by the Company in exchange cannot be specifically identified, the unidentified goods or services received (or receivable) are measured by the difference between the fair value of share-based payment and the fair value of any good or service received on its grant date.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The Company offers restricted shares to employees (contracted under the Labor laws or Statutory) who will be entitled to receive the restricted shares at the end of the grace period on the condition that the beneficiary has maintained his or her employment relationship during that period and is eligible based on the performance assessment.

Transactions settled with membership certificates

The cost of transactions settled with equity instruments is measured with a basis on the fair value on the date in which they were granted. To determine the fair value, the Company uses an external evaluation expert, which uses an appropriate evaluation method.

This cost is recognized in employee benefit expenses together with the corresponding increase in shareholders’ equity (in other reserves), during the period when the service is provided, and, when applicable, performance conditions are met (vesting period). The accumulated expense recognized for transactions that will be settled with membership certificates on each reporting date up to the vesting date reflects the extent to which the acquisition period may have expired and the Company’s best estimate of the number of grants which in the last instance, will be acquired. The expense or credit in the statement of income for the period represents the changes in accumulated expense recognized at the start and end of that period. When the terms of an equity-settled transaction are modified (for example, due to plan modifications), the minimum recognized expense is the fair value at the grant date, provided the original vesting conditions are met. An additional expense, measured on the modification date is recognized for any modification that increases the fair value of the contracts with share-based payment or otherwise, benefits the employees. When a grant is cancelled by the entity or counterpart, any remaining element of the fair value of the grant is immediately recognized as expense through profit or loss.

The effect of dilution of outstanding options is reflected as dilution of additional share in the calculation of the diluted earnings per share.

3.19.   Employee benefits

Employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The liability is recognized at the amount expected to be paid under the cash bonus plans or short-term profit sharing if the Company and its subsidiaries have a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

a.      Private pension

The Company and its subsidiaries do not hold private pension plans or any pension plan for its employees and management.

b.      Profit sharing

The Company and its subsidiaries have benefit plans for management and employees in the form of profit sharing and bonus plans.

Profit sharing and bonus plans are expected to be settled in up to 12 months and are presented at expected settlement value.

c.       Post-employment benefit – health care plans

The Company and its subsidiaries offer health care plans compatible with the market to its employees; the Company and its subsidiaries are co-sponsors of the plan and their employees contribute with a monthly fixed installment that may be extended to spouses and dependents. Costs with monthly defined contributions made by the Company and its subsidiaries are recognized in income on a monthly basis, in conformity with the accrual basis.

Costs, contributions and actuarial liabilities related to such plans are determined annually, with a basis on an appraisal carried out by independent actuaries.

3.20.   Financial revenues and expenses

Financial revenues comprise basically interest of financial assets and discounts obtained. Financial expenses comprise basically bank fees, commercial discounts, exchange rate change and interest on loans. Interest is recognized in the income (loss) for the period using the effective interest rate methodology.

3.21.   Foreign currency translation

Consolidated financial statements are presented in Real (R$), parent company’s functional currency. Each Company’s entity determines its own functional currency, and in those in which functional currency is different from real, the financial statements are translated into real as of closing date, in accordance with IAS 21/CPC 02 (R2) – Effects of changes in foreign exchange rate and translation of financial statements, except for Napse S.R.L, which follows CPC 42 – Accounting for Hyperinflationary Economies, equivalent to IAS 29.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.22.   IAS 29/CPC 42 Adoption of the accounting and reporting standard in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29/CPC 42) became mandatory in relation to the subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29/CPC 42, non-cash assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period.

3.23.   Statements of added value

The presentation of the Individual and Consolidated Statement of Added Value is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. Statement of Added Value was prepared in accordance with criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to financial statements as a whole.

3.24.   Statement of cash flow

Statements of cash flows were prepared and presented in accordance with the Technical Pronouncement IAS 7/CPC 03 (R2) - Statement of Cash Flows.

Paid interest is classified as financing cash flow in the Statement of Cash Flow, as it represents financial funds raising costs.

In the years ended December 31, 2019 and 2018 he following transactions did not affect the cash.

	Consolidated
	12/31/2019	12/31/2018

Acquisition of computers, furniture and facilities included in suppliers payable	2,419	341
Acquisition of software and software developed included in suppliers payable	380	-

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.25.   New or reviewed pronouncements with first-time adoption in 2019

These individual and consolidated financial statements have been prepared using accounting policies consistent with those adopted for the preparation of the financial statements for the year ended December 31, 2018 (Note 3 – “Significant Accounting Policies”) and must be reviewed together with these financial statements, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2019, described below:

Standards and amended standards
IFRS 16/CPC 06 (R2)	Leases
IFRIC 23	Uncertainty related to income tax treatments
Amendments to IFRS 9	Characteristics of prepayment with negative remuneration
Amendments to IAS 28	Long-term Investment in Associated Companies and Joint Ventures
IFRS Standards Annual Improvements	Cycle 2015–2017
Amendments to IAS 19	Alteration of plan, Restriction or Settlement

Unless as stated below, the adoption of these standards, amendments and interpretations had no material impacts on the Company and its subsidiaries upon their first-time adoption:

IFRS 16/CPC 06 (R2) - Lease operations

CPC 06 (R2) replaces the previous version (R1) of the lease standard, in addition to ICPC 03 - Complementary Aspects of Lease Operations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and requires lessees to recognize most leases in the balance sheet.

Accounting for lessors under CPC 06 (R2) is substantially unchanged in comparison to the previous version of the standard. Lessors will continue to classify leases as either operating leases or financial leases, applying principles similar to those of the previous version of the standard. Therefore, CPC 06 (R2) does not impact leases in which the Company and its subsidiaries are lessors.

The Company and its subsidiaries adopted IFRS 16/CPC 06 (R2) using the modified retrospective method with the first-time adoption date of January 1, 2019. The Company and its subsidiaries chose to use the practical expedient of transition, allowing the standard to be applied only to contracts that were previously identified as the leases on adoption date.
The Company and its subsidiaries also chose to apply the recognition exemptions for leases that, on the start date, have a lease term of 12 months or less and do not contain a purchase option and lease agreements where for which the underlying asset has a low value.

Reconciliation of new consolidated balance sheet balances for year ended December 31, 2018, the opening balance on January 1, 2019, and in comparison, the balance on December 31, 2019 affected by the new rule:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	Financial Statements disclosed on 12/31/2018	Impact concerning the adoption of IFRS 16/CPC 06 (R2)	Financial statements - 01/01/2019	Financial statements - 12/31/2019
Assets

Advance	10,394	(10,394)	-	-
Other receivable	688,110	-	688,110	1,299,970
Current assets	698,504	(10,394)	688,110	1,299,970

Right-of-use assets	-	102,190	102,190	124,039
Other non-current assets	949,172	-	949,172	1,139,934
Non-current assets	949,172	102,190	1,051,362	1,263,973

Total assets	1,647,676	91,796	1,739,472	2,563,943

Liabilities

Leasing payable	-	6,531	6,531	47,478
Other current liabilities	220,700	-	220,700	322,369
Current liabilities	220,700	6,531	227,231	369,847

Leasing payable	-	85,265	85,265	78,604
Other non-current liabilities	369,767	-	369,767	325,648
Non-current liabilities	369,767	85,265	455,032	404,252

Shareholders' equity	1,057,209	-	1,057,209	1,789,844

Total liabilities and shareholders' equity	1,647,676	91,796	1,739,472	2,563,943

Below we present the result for the period ended December 31, 2019, compared to the result that would be without the effects of these standards:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	Financial Statements disclosed on 12/31/2019	Impact concerning the adoption of IFRS 16/CPC 06 (R2)	Financial Statements as of 12/31/2019 without effect of said standards
Profit (loss)
Net revenue	788,159	-	788,159
Costs of services rendered	(272,115)	-	(272,115)
Gross income	516,044	-	516,044
Operating expenses	(434,934)	10,600	(424,334)
Income (loss) before financial revenues and expenses	81,110	10,600	91,710
Financial results	(17,177)	9,857	(7,320)
Income (loss) before taxes	63,933	20,457	84,390
Current and deferred income tax and social contribution	(25,057)	2,551	(22,506)
Net income	38,876	23,008	61,884

For the year ended December 31, 2019, there was a reduction in cash outflows from operating activities of R$ 18,845 and an increase in cash outflows from financing activities by the same amount, representing payments of the main part of recognized lease liabilities.

(a) Nature of the effect of the adoption of IFRS 16/CPC 06 (R2)

The Company and its subsidiaries have lease contracts for various items of facilities, equipment and others. Prior to the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries classified each of its leases (as the lessee) on the start date as either a financial lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Company and its subsidiaries; otherwise, it was classified as an operating lease. Prior to the adoption of IFRS 16/ CPC 06 (R2), the Company and its subsidiaries did not have any financial lease contracts. In an operating lease, the leased property was not capitalized and the lease payments were recognized as a rental expense in the income statement on a straight-line basis over the lease term. Any prepaid and accrued rent were recognized in prepaid expenses, suppliers, and other accounts payable, respectively.

After the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries applied a single recognition and measurement approach to all leases in which it is the lessee, except for short-term leases and leases of low-value assets. The Company and its subsidiaries recognized lease liabilities and right-of-use assets representing the right to use the underlying assets.

According to the modified retrospective method of adoption, the Company and its subsidiaries applied IFRS 16/CPC 06 (R2) retrospectively with the cumulative effect of initially applying the standard as an adjustment on the date of first-time adoption.

Leases previously accounted for as operating leases

The Company and its subsidiaries recognized right-of-use assets and lease obligations for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. Right-of-use assets for most leases were recognized based on the book value as if the standard had been applied, and the incremental loan rate was used on the date of first-time adoption. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liability, adjusted by any related advance payments and accrued lease payments recognized previously. Lease liabilities were recognized based on the present value of the remaining lease payments, minus the incremental loan rate on the date of first-time adoption.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Incremental Loan Rate – IBR

The Company and its subsidiaries used the cash flow for accounting purposes without considering the effect of inflation on the flows to be discounted. Moreover, considering CVM SNC/SEP Official Letter 02/2019 - Guidance on the application of IFRS 16/CPC 06 (R2) – Leases, the Company and its subsidiaries assessed the incremental rate on December 31, 2019 in accordance with said guidance for future lease payments discounted to present value using the basic interest rate for a readily observable term, including the credit and guarantee risk.

The Company and its subsidiaries also applied the available practical expedients, in which:

• It used a single discount rate for a portfolio of leases with reasonably similar characteristics;

• It relied on its assessment of whether the leases are onerous immediately before the date of first-time adoption;

• Retrospective outlook used in determining the lease term, when the contract contains options to extend or terminate the lease.

Based on the exposed as of January 1, 2019:

• Right-of-use assets in the amount of R$ 102,190 were recognized and presented separately in the balance sheet.

• Other lease liabilities in the amount of R$ 91,796 were recognized and included in loans and financing, subject to interest and a discount rate of 9.15%.

• Advance disbursements of R$ 10,394 relating to previous operating leases were unrecognized and considered a reduction of the lease liabilities.

(b) Summary of the new accounting policies

Right-of-use assets

The Company and its subsidiaries recognize right-of-use assets on the start date of the lease (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, minus any accumulated depreciation and impairment losses, and adjusted by any further re-measuring of the lease liabilities. The cost of right-of-use assets includes recognized lease liabilities, initial direct costs incurred, and lease payments made before or on the start date, minus lease incentives received. Unless it is reasonably certain that the Company and its subsidiaries will take ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated on a straight-line basis during the shortest period of their estimated useful life and the lease term.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Lease liabilities

On the start date of the lease, the Company and its subsidiaries recognize lease liabilities measured at the present value of the lease payments to be made during the lease term. Lease payments include fixed payments (including inflation-linked payments), minus any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be payable under residual value guarantees. Lease payments also include the exercise price of a purchase option that the Company and its subsidiaries are reasonably certain to exercise, and payments of fines levied on the termination of a lease, if the lease term reflects the Company and its subsidiaries that exercises the termination option. Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that determines the payment occurs.

In calculating the present value of lease payments, the Company and its subsidiaries use the incremental loan rate on the start date of the lease if the implicit interest in the lease is not easily determinable. After the start date, the value of the lease liability is increased to reflect the addition of interest, and reduced for lease payments made. Moreover, the book value of the lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the fixed inflation-linked payments, or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company and its subsidiaries also apply the asset recognition exemption to leases of office equipment that is considered low-value. Payments of short-term and low-value leases are recognized as expenses on a straight-line basis throughout the lease term.

Significant judgment in determining the lease term of contracts with renewal options

The Company and its subsidiaries determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain that it will be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company and its subsidiaries have the option, under some of its leases, to lease the assets for additional periods of three to five years. The Company and its subsidiaries apply judgment in determining whether it is reasonably certain to exercise the renewal option. In other words, it considers all the relevant factors that create an economic incentive to exercise the renewal option. After the start date, the Company and its subsidiaries review the lease term if there is a significant event or change in the circumstances under its control that affects its ability to exercise (or not exercise) the renewal option (for example, a change in the business strategy).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

c) Amounts recognized in the statement of financial position and in results

Presented below are the book values of the right-of-use assets and lease liabilities of the Company and its subsidiaries and the financial activity during the period:

	Right-of-use assets
	Lease of property	Other equipment	Cloud (*)	Total	Lease liabilities
On January 1, 2019	90,924	872	10,394	102,190	91,796
Addition (***)	14,269	4,629	54,099	72,997	66,154
Write-off	(20,816)	(37)	(850)	(21,703)	(22,880)
Amortization (**)	(10,895)	(284)	(18,266)	(29,445)	-
Interest and exchange rate change expenses	-	-	-	-	9,857
Payment	-	-	-	-	(18,845)
December 31, 2019	73,482	5,180	45,377	124,039	126,082

Current liabilities					47,478
Non-current liabilities					78,604

(*) Lease of cloud storage space

(**) Annual average rate of depreciation - 10%–33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 522 on December 31, 2019

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 14.1.

IFRIC 23/ICPC 22 - Uncertainty over Income Tax Treatment.

This interpretation clarifies how to apply recognition and measurement requirements of IAS 12/CPC 32 in case there is uncertainty on income tax treatments. In these circumstances, the entity must recognize and measure its current or deferred tax assets or liabilities by applying requirements of IAS 12/CPC 32 based on taxable income (tax loss), tax bases, taxable losses not used, tax credits not used, and tax rates, determined in accordance with this interpretation. This interpretation came into effect as of January 1, 2019 and even considering that the Company and its subsidiaries operate in a complex tax environment, Management concluded that the tax authorities are likely to accept the tax treatments (including those applied to subsidiaries). Therefore, the application of this Interpretation will not have any impacts in the financial statements.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

3.26.   New standards, amendments and interpretations of issued standards that did not become effective

At the date these financial statements were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's financial statements were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021
Amendments to IFRS 3/CPC 15 (R1)	Business definition	January 1, 2020
Amendments to IAS 1/CPC 26 (R1) and IAS 8/CPC 23	Definition of material omission	January 1, 2020

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4.    Corporate restructuring

4.1.  Merger of DCG

On April 01, 2019, merger from DCG Soluções to Venda Digital S.A. was effectively merged into the Company, and its net assets were included in the consolidation by subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on February 28, 2019, of the merged net assets of DCG Soluções para Venda Digital S.A.:

Assets		Liabilities
Cash and cash equivalents	118	Suppliers	485
Financial assets	405	Loans and financing	233
Trade accounts receivable	1,848	Labor liabilities	1,667
Recoverable taxes	38	Taxes and contributions payable	321
Other receivables	20	Other accounts payable	432
Current assets	2,429	Current liabilities	3,138

Property, plant and equipment	502	Loans and financing	488
Intangible assets	2,169	Other accounts payable	54
Non-current assets	2,671	Non-current liabilities	542

		Capital	12
		Capital reserves	2,945
		Profit reserve	(1,537)
		Shareholders' equity	1,420

Total assets	5,100	Total liabilities and shareholders’ equity	5,100

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Net assets from DCG Soluções to Venda Digital S.A. was conducted by experts who issued an appraisal of the Company’s shareholders’ equity report dated March 12, 2019. The merger from DCG Soluções to Venda Digital S.A. entailed no capital increase or changes in Company’s shareholding structure.

4.2.  Merger of Millennium

On November 01, 2019, merger from Millennium Network Ltda. (acquired in 2019), and its net assets were included in the consolidation by subsidiary Linx Sistemas e Consultoria Ltda.

The table below stated the book value as of September 30, 2019 of the net assets merged of Millennium Network Ltda.:

Assets		Liabilities
Cash and cash equivalents	1,150	Suppliers	434
Accounts receivable	1,376	Loans and financing	11
Recoverable taxes	1	Labor obligations	1,840
Other receivables	63	Tax liabilities	1,047
Current assets	2,590	Other liabilities	2
		Current liabilities	3,334

Property, plant and equipment	458	Installment payment of taxes	1,561
Intangible assets	114	Other liabilities	118
Non-current assets	572	Non-current liabilities	1,679

		Capital	300
		Accumulated losses	(3,671)
		Net income for the year	1,520
		Shareholders' equity	(1,851)

Total assets	3,162	Total liabilities and shareholders' equity	3,162

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Appraisal of assets of Millennium Network Ltda. was conducted by experts who issued an appraisal of the Company’s shareholders’ equity report dated October 08, 2019. The merger of Millennium Network Ltda. entailed no capital increase or changes in Company’s shareholding structure.

5.    Business combination

5.1.  Acquisition of Hiper

On April 2, 2019, Linx Sistema e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A., acquired 100% of the equity of Hiper Software S.A. (“Hiper” or acquired group), which operates and develops SaaS solutions for micro and small retailers with more than 15,000 active customers in 2,000 municipalities and more than 600 distribution channels. The main reason for the acquisition is to increase the penetration of TEF and Linx Pay, which represents an important growth opportunity for the Company.

The price was R$ 33,906, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 32,314, to be paid as follows:

(i) R$ 16,700 paid when the contract is closed;

(ii) R$ 1,000 paid on October 10, 2019 after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) Additional contingent consideration (“Payable for Acquisition of Business”) up to R$ 16,206 (fair value as of December 31, 2019 is R$ 14,614) is as follows:

•       Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o   2019 - R$ 1,000, paid on November 29, 2019;

o   2020 - R$ 1,900, (R$ 1,000, paid on February 28, 2020); and

o   2021 - R$ 11,006.

•       R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2021;

•       R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024; and

•       R$ 300 paid on October 14, 2019 after the sellers have secured the working capital for a period of six months.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Purchase consideration
Amount paid in cash	16,700
Amount paid on October 10, 2019	1,000
Fair value of contingent consideration (Earn-out)	14,614
Total consideration	32,314

Analysis of cash flow from the acquisition
Amount paid in cash	16,700
Net cash acquired from subsidiary	(937)
Cash flow from investment activities	15,763

5.2.  Acquisition of Millennium

On June 27, 2019, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of Millennium Network Ltda. (“Millennium”), which operates and develops SaaS solutions that enable the retailer, along with other technologies, to offer to consumer an omnichannel experience. The primary reason for the acquisition was to strengthen its omnichannel strategy, which is an important trend for retail and represents a great growth opportunity for the Company.

The price was R$ 94,803, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 86,671, to be paid as follows:

(i) R$ 58,247 paid when the contract is closed;

(ii) R$ 4,000 paid on August 30, 2019 after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 558 paid on June 28, 2019;

(iv) Additional contingent consideration (“Payable for Acquisition of Business”) up to R$ 31,998 (fair value as of December 31, 2019 is R$ 23,866) is as follows:

•       Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o   2019 - R$ 2,470, paid on December 5, 2019;

o   2020 - R$ 9,671, (R$ 8,223, paid on March 04, 2020);

o   2021 - R$ 4,585;

o   2022 - R$ 5,041; and

o   2023 - R$ 4,231.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•       R$ 3,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2021; and

•       R$ 3,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024;

Purchase consideration
Amount paid in cash	58,247
Amount paid on June 28, 2019	558
Amount paid on August 30, 2019	4,000
Fair value of contingent consideration (Earn-out)	23,866
Total adjusted consideration (*)	86,671

Analysis of cash flow from the acquisition
Amount paid in cash	58,247
Net cash acquired from subsidiary	(125)
Cash flow from investment activities	58,122

(*) The purchase price was deducted from the amount of R$2,200 related to the debts assumed by Millennium in the acquisition

5.3.  Acquisition of SetaDigital

At October 16, 2019, Linx Sistemas e Consultoria Ltda., a wholly-owned subsidiary of Linx S.A., acquired all the share capital of SetaDigital Sistemas Gerencial Ltda. (“SetaDigital”), which operates with a focus on ERP solutions and services for footwear retail. The main reason for the acquisition is to reinforce its cross selling strategy to encourage the customer to supplement its initial purchase, representing a significant growth opportunity for the Company.

The price was R$ 34,906, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 34,686, to be paid as follows:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

•       Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o   2020 - R$ 2,130, (R$ 1,334, paid on March 02, 2020);

o   2021 - R$ 949;

•       R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2022; and

•       R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024;

Purchase consideration
Amount paid in cash	24,000
Amount paid on November 29, 2019	4,000
Cash refund	1,827
Fair value of contingent consideration (Earn-out)	4,859
Total consideration	34,686

Analysis of cash flow from the acquisition
Amount paid in cash	24,000
Net cash acquired from subsidiary	(616)
Cash flow from investment activities	23,384

5.4.  Identifiable assets acquired and goodwill

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree issued in exchange for control of the acquiree.

The fair value of identifiable assets acquired in business combinations was measured and recognized at the date of conclusion of the transaction:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Amount recognized on acquisition	Hiper	Millennium	SetaDigital	Total

Current assets	1,428	718	2,490	4,636
Cash and cash equivalents	937	125	616	1,678
Accounts receivable	342	579	1,244	2,165
Other receivable	149	14	630	793

Non-current assets	8,696	12,605	16,760	38,061
Software (*)	5,025	5,954	3,379	14,358
Accounts receivable (*)	2,298	6,070	12,814	21,182
Property, plant and equipment	805	461	529	1,795
Intangible assets	568	120	38	726

Current liabilities	1,368	2,991	1,257	5,616
Suppliers	127	326	93	546
Loans and financing	-	443	-	443
Labor obligations	1,160	1,295	834	3,289
Tax liabilities	78	626	328	1,032
Other liabilities payable	3	301	2	306

Non-current liabilities	-	1,679	-	1,679
Other liabilities payable	-	1,679	-	1,679

Fair value of assets acquired	10,124	13,323	19,250	42,697
Fair value of liabilities assumed	1,368	4,670	1,257	7,295
Total identifiable net assets	8,756	8,653	17,993	35,402

Consideration (**)	32,314	86,671	34,686	153,671

Goodwill (**)	23,558	78,018	16,693	118,269

(*) Value of added value of identifiable assets

(**) Net value of the AVP, of which R$ 1,592 is related to the company Hiper

(**) Net value of the AVP, of which R$ 8,132 is related to the company Millennium

       (**) Net value of the AVP, of which R$ 220 related to the company Seta

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

5.5.   Assets acquired and liabilities assumed

The fair value of trade accounts receivable of the acquirees is R$ 2,165. The gross value of trade accounts receivable is R$ 4,964. There was no impairment loss on any trade accounts receivable, and the contractual amount is expected to be fully received.

Preliminary goodwill totaling to R$ 118,269 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 26,409 and pre-tax income of R$ 4,702. If the business combinations had occurred at the beginning of the year, the Company’s gross revenues would have totaled R$ 932,314, while earnings before taxes would have been R$ 62,098.

At the conclusion date of the preparation of these individual and consolidated financial statements, the Company is in the process of reviewing and adjusting the determination of fair value of identifiable assets acquired and liabilities assumed from the acquirees. This analysis is expected to be completed shortly, as soon as Management has all relevant information of the facts, not exceeding a maximum period of 12 months from the acquisition date.

6.    Cash and cash equivalents

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Cash and banks - denominated in the R$	16,371	34	50,526	17,499
Cash and banks - in foreign currency	-	-	17,448	27,923
Short-term financial assets (*)	16	16	7,924	4,428
	16,387	50	75,898	49,850

(*) In the years ended December 31, 2019 and 2018, there were no investments in foreign currency.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial assets refer to Fixed Income Fund accruing interest as remunerated at rate of 95.76% of the Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 27.8.

7.    Financial assets

					Parent Company		Consolidated
Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Domestic currency
Fund	Retail Renda Fixa Crédito Privado Fundo de Investimento	02/22/2018	Indefinite	107.12%	632,341	60,108	774,257	396,389
Fund	Moving Tech Renda Fixa	12/27/2019	09/01/2022	96.93%	100,132	-	100,136	-
Fund	Options	11/29/2019	12/04/2020	103.75%	-	-	16,901	-
Fund	Fixed income	02/26/2019	05/24/2021	103.75%	-	-	8,365	16,088
Other	Other investments	-	-	SELIC 100%	-	-	669	897
Total domestic currency					732,473	60,108	900,328	413,374

Foreign currency
Other	Time Deposit	12/12/2019	02/10/2020	-	-	-	4,034	-
Total foreign currency					-	-	4,034	-

Total (*)					732,473	60,108	904,362	413,374

	Current assets				732,473	60,108	902,289	413,374
	Non-current assets				-	-	2,073	-

(*) The amounts presented include R$ 9,007 (R$ 364 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 27.8.

8.    Trade accounts receivable

	Consolidated
	12/31/2019	12/31/2018
Trade notes receivable:
Falling due	248,411	141,066
Overdue	27,243	23,138
	275,654	164,204

Trade notes receivable - abroad:
Falling due	12,247	7,436
Overdue	4,978	3,419
	17,225	10,855

Total (*)	292,879	175,059

(-) Estimated losses with doubtful accounts	(3,360)	(4,215)
(-) Adjustment to present value	(1,408)	(462)
	288,111	170,382

Current assets	276,626	167,102
Non-current assets	11,485	3,280

(*) The amounts presented include R$ 96,026 (R$ 2,101 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Following is the breakdown of the net provision securities:

	Consolidated
	12/31/2019	12/31/2018

Falling due	259,221	151,795
Overdue (days):
1–30	18,749	9,666
31–60	2,290	3,226
61–90	3,663	2,841
91–180	4,188	2,854
	288,111	170,382

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The changes in this provision in the consolidated is shown as follows:

	Consolidated
Changes in doubtful accounts	12/31/2019	12/31/2018

Opening balance	(4,215)	(1,183)
First-time adoption of IFRS 9/CPC 48 as of 01/01/2018	-	(1,539)
Addition of provision	(5,551)	(5,734)
Use/reversal	6,406	4,241
Closing balance	(3,360)	(4,215)

9.    Recoverable taxes

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Withholding taxes and contributions	5,975	8,848	18,494	29,272
ICMS	-	-	5,242	4,286
PIS and COFINS	-	-	1,367	456
Other (*)	-	-	2,711	1,080
	5,975	8,848	27,814	35,094

Current assets	5,975	8,848	22,648	35,094
Non-current assets	-	-	5,166	-

(*) It mainly corresponds to the advance of income tax in the amount of R$ 1,253 and the balance recoverable from the software promotion law in the amount of R$ 785, both from the company Napse as of December 31, 2019

10.Related parties

10.1Remuneration of key management personnel

Total key management personnel remuneration (22 and 8 administrators in 2019 and 2018, respectively) for the periods ended December 31, 2019 and 2018 are summarized as follows:

	12/31/2019	12/31/2018
Short-term employee benefits
Payment of Directors’ fees	14,546	11,571
Share-based payments	19,794	3,148
	34,340	14,719

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

10.2Profit (loss)

In the period ended December 31, 2019, there were shared expenses amounting to R$ 17,054 (R$ 11,231 at December 31, 2018); however, in 2019, there were no financial expenses related to loan interest in the period (R$ 36 at December 31, 2018).

10.3Interest on own capital

In the period ended December 31, 2019, interest on own capital of Linx Sistemas was paid to Linx S.A. in the amount of R$ 18,000 (R$ 17,100 as of December 31, 2018), due to the process already concluded. There are effects in income (loss) accounts in the financial expense group for Linx Sistemas and in financial revenues at Linx S.A.

11.Other receivables

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Advance to employees, vacation and 13th salary	-	-	16,706	1,842
Retentions for contingencies – Acquired (*)	-	-	13,193	13,560
Prepaid expenses - Services	-	-	7,464	21,696
Advance to suppliers	16	-	6,141	7,102
Other (**)	77	49	5,343	6,420
	93	49	48,847	50,620

Current assets	93	49	22,509	33,084
Non-current assets	-	-	26,338	17,536

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.

(**) Refers to advances to suppliers, expenses and judicial deposits

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

12.Investments

12.1Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Interest	99.99%	99.99%

Balance at December 31, 2017	1,175,322	6,999	1,182,321
Equity in net income of subsidiaries	54,344	912	55,256
Accumulated translation adjustment	(2,437)	-	(2,437)
Post-employment benefits	(146)	-	(146)
Effect of IAS 29 update (hyperinflation)	1,822	-	1,822
Stock option plans	5,043	-	5,043
Payment of dividends	(215,002)	-	(215,002)
First-time adoption of IFRS 9 and 15	(39,557)	-	(39,557)
Balance at December 31, 2018	979,389	7,911	987,300

Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of IAS 29 update (hyperinflation)	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362

12.2Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Balances at December 31, 2019

Interest	99.99%	99.99%

Current assets	547,822	9,302	557,124
Non-current assets	1,266,024	5,249	1,271,273
Total assets	1,813,846	14,551	1,828,397

Current liabilities	365,740	2,522	368,262
Non-current liabilities	413,773	-	413,773
Total liabilities	779,513	2,522	782,035

Shareholders' equity	1,034,333	12,029	1,046,362

Revenues	966,373	19,782	986,155
Expenses	(932,595)	(18,164)	(950,759)
Net income	33,778	1,618	35,396

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

13.Property, plant and equipment

	12/31/2019			12/31/2018
	Cost	Accumulated depreciation	Net value	Net value

Computers and electronics	58,270	(36,659)	21,611	13,527
Vehicles	9,745	(5,437)	4,308	4,808
Furniture and fixtures	16,447	(6,818)	9,629	9,079
Facilities, machinery and equipment	36,810	(17,142)	19,668	21,230
Leasehold improvements	41,956	(18,523)	23,433	21,942
Real Estate	3,350	(804)	2,546	2,681
Land and others	1,006	-	1,006	1,006
Total (*)	167,584	(85,383)	82,201	74,273

(*) The amounts presented include R$ 4,449 (R$ 368 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

The financial activity of property, plant and equipment balances is described below:

	Cost
	Balance at 12/31/2018	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Balance at 12/31/2019

Computers and electronics	44,908	13,000	1,001	179	(818)	-	58,270
Vehicles	9,580	1,729	-	10	(1,574)	-	9,745
Furniture and fixtures	14,420	1,452	666	15	(106)	-	16,447
Facilities, machinery and equipment	35,179	1,551	403	-	(323)	-	36,810
Leasehold improvements	37,887	1,256	454	652	(560)	2,267	41,956
Constructions in progress	-	2,267	-	-	-	(2,267)	-
Real Estate	3,350	-	-	-	-	-	3,350
Land and others	1,006	2	-	-	(2)	-	1,006
Total	146,330	21,257	2,524	856	(3,383)	-	167,584

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities.

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

		Accumulated depreciation
	Annual depreciation rate	Balance at 12/31/2018	Addition	Addition - acquisition (*)	Write-offs	Balance at 12/31/2019

Computers and electronics	20%	(31,381)	(5,541)	(414)	677	(36,659)
Vehicles	20%	(4,772)	(1,811)	-	1,146	(5,437)
Furniture and fixtures	10%	(5,341)	(1,316)	(178)	17	(6,818)
Facilities, machinery and equipment	10%	(13,949)	(3,220)	(96)	123	(17,142)
Leasehold improvements	10%	(15,945)	(2,701)	(41)	164	(18,523)
Real Estate	4%	(669)	(135)	-	-	(804)
Total		(72,057)	(14,724)	(729)	2,127	(85,383)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 14.1.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

14.Intangible

	12/31/2019			12/31/2018
	Cost	Accumulated amortization	Net value	Net value

Software (i)	95,280	(48,093)	47,187	31,513
Software development (ii)	22,729	-	22,729	15,633
Software developed (iii)	188,854	(149,865)	38,989	36,174
Software development – capitalized interest	20,569	(8,114)	12,455	4,058
Brands acquired	46,199	(5,037)	41,162	42,112
Technology - acquisitions	143,735	(104,264)	39,471	38,973
Client portfolio - acquisitions	158,268	(78,507)	79,761	73,722
Goodwill	727,558	-	727,558	607,446
Other	2	-	2	3
Total (*)	1,403,194	(393,880)	1,009,314	849,634

(*) The amounts presented include R$ 9,841 (R$ 750 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

	Cost
	Balance at 12/31/2018	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Write-offs	Balance at 12/31/2019

Software (i)	66,883	28,316	1,165	-	768	(1,852)	95,280
Software development (ii)	15,633	7,096	-	-	-	-	22,729
Software developed (iii)	157,837	31,017	-	-	-	-	188,854
Software development – capitalized interest	8,786	11,783	-	-	-	-	20,569
Brands acquired	46,188	-	11	-	-	-	46,199
Technology - acquisitions	129,377	-	-	14,358	-	-	143,735
Client portfolio - acquisitions	137,177	-	-	21,182	-	(91)	158,268
Goodwill	607,446	1,843	-	118,269	-	-	727,558
Other	3	-	-	-	-	(1)	2
Total	1,169,330	80,055	1,176	153,809	768	(1,944)	1,403,194

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities.

(**) Amounts related to goodwill, client portfolio and technology figures for acquisitions of Hiper and Millennium in the second quarter of 2019

(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

		Accumulated amortization
	Annual rate of amortization	Balance at 12/31/2018	Addition	Addition - acquisition (*)	Write-offs	Balance at 12/31/2019

Software (i)	10–20%	(35,370)	(14,030)	(450)	1,757	(48,093)
Software developed (ii)	33%	(121,663)	(28,202)	-	-	(149,865)
Software development – capitalized interest	33%	(4,728)	(3,386)	-	-	(8,114)
Brands acquired	10–20%	(4,076)	(961)	-	-	(5,037)
Technology - acquisitions	10–20%	(90,404)	(13,860)	-	-	(104,264)
Client portfolio - acquisitions	20–50%	(63,455)	(15,052)	-	-	(78,507)
Total		(319,696)	(75,491)	(450)	1,757	(393,880)

(i) Software acquired for use by the company employees and for software development routines

(ii) Development of software under an innovation process that has already been marketed

14.1.  Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

All consolidated goodwill is recorded at the Linx Software segment, which is also considered the cash generating unit at which goodwill is evaluated for impairment. The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).

Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of CPC 01 (R1) - Asset impairment.

The growth rate used to extrapolate the projections beyond the 5-year period was 5.5% in 2019, and 2018, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. The estimated future cash flows were discounted at the pre-tax discount rate of 13.69% in 2019 (13.85% in 2018), also at nominal values.

The annual inflation rate for the period analyzed in the projected flows was 3.52% in 2019 (4.43% in 2018).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

Growth of revenue: this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

Capex volume: CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

Discount rates: represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders’ equity. The cost of shareholders’ equity derives from the expected return on investment by the Company’s investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (ß), as well as the expected return on the market and the expected return on a risk-free asset.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

14.2.  Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management’s estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the year ended December 31, 2019, the amount of R$ 93,070 (R$ 73,527 on December 31, 2018) was recognized in income (loss) in the consolidated financial statements, and was related to research and maintenance of the developed software.

15.Loans and financing

					Consolidated
Type	Charges	Effective rate	Maturity	Covenants	12/31/2019	12/31/2018

Loan - BNDES	TLP + IPCA + 3.10% p.a. + Spread 1.37% p.a	8.919% p.a.	12/15/2027	15.1 (a)	147,585	146,602
Loan - BNDES	TJLP + 1.67% p.a.	7.397% p.a.	02/15/2021	15.1 (b)	31,078	57,526
Loan - BNDES	TJLP + 1.96% p.a.	7.692% p.a.	03/15/2022	15.1 (c)	30,945	44,560
Loan - BNDES	TJLP + 1.00% p.a.	7.120% p.a.	09/16/2019		-	528
Loan - Itaú	TJLP + 7.20% p.a.	13.157% p.a.	04/15/2021		165	761
Other					409	4
					210,182	249,981

Current liabilities					41,245	40,720
Non-current liabilities					168,937	209,261

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	12/31/2019	12/31/2018

2020	-	40,012
2021	39,216	39,387
2022	24,474	24,615
2023	21,043	21,043
2024	21,043	21,043
2025	21,043	21,043
2026	21,043	21,043
2027	21,075	21,075
	168,937	209,261

Changes are shown below:

	Parent company
	12/31/2019	12/31/2018

Previous balance	-	2,852
Financial charges	-	36
Financial charges paid	-	(89)
Payments of loans and financing	-	(2,799)
Total	-	-

	Consolidated
	12/31/2019	12/31/2018

Previous balance	249,981	97,288
Funds from acquisition of subsidiaries	443	1,097
Additions of loans and financing	410	191,837
Financial charges	18,418	9,658
Financial charges paid	(16,896)	(9,048)
Payments of loans and financing	(42,174)	(40,851)
Total	210,182	249,981

15.1.  Covenants

(a)   BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i)      General Indebtedness / total assets: equal or less than 60%;

(ii)     Net debt / EBITDA: equal or less than 2.0.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

In order to determine the indices, the following definitions and criteria should be adopted:

•  General indebtedness: Total current and non-current liabilities;

•  Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•  EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

(b)   BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)      General Indebtedness / total assets: equal or less than 60%;

(ii)     Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•       EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•       Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

(c)   BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)      General Indebtedness / total assets: equal or less than 60%;

(ii)     Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•       EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•      Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

16.Lease payable

		Consolidated
	Rate	12/31/2019	01/01/2019

Lease of property	10.27%	76,995	90,924
Equipment rental	10.27%	4,975	872
Lease of cloud	8.73%	44,112	-
		126,082	91,796

Current liabilities		47,478	6,531
Non-current liabilities		78,604	85,265

Changes in lease liabilities payable are:

	January 1, 2019	Additions	Write-offs	Payments	Interest restatement	FX	December 31, 2019
Lease of property	90,924	14,913	(22,649)	(14,445)	8,304	(52)	76,995
Equipment rental	872	4,784	(32)	(618)	(31)	-	4,975
Lease of cloud	-	46,457	(199)	(3,782)	1,335	301	44,112
Total liabilities from financing activities	91,796	66,154	(22,880)	(18,845)	9,608	249	126,082

As at December 31, 2019, leases have average payment term of 5.4 years (January 1, 2019 – 5.3 years).

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	12/31/2019	01/01/2019

2020	-	14,154
2021	26,487	14,155
2022	16,398	14,155
2023	16,398	14,153
2024	8,777	13,254
2025	8,777	13,254
2026	8,777	13,254
2027	8,777	13,254
2028	8,777	13,254
2029	687	-
Lease payment	103,855	122,887
Financial charges	(25,251)	(37,622)
Present value of lease payments	78,604	85,265

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

17.Labor liabilities

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Provision for vacation, 13th salary and payroll charges	-	-	32,415	26,542
INSS payable	20	16	7,523	6,673
Provision for profit sharing	-	-	5,426	3,876
FGTS payable	-	-	2,584	2,137
Salaries payable	-	-	1,901	1,344
Other	-	-	3,208	3,229
	20	16	53,057	43,801

Current liabilities	20	16	51,080	43,801
Non-current liabilities	-	-	1,977	-

18.Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	Consolidated
	12/31/2019	12/31/2018

Installments not subject to restatement	57,246	46,542
Napse installments subject to restatement based on exchange-rate change and LIBOR.	16,960	41,951
Installments subject to restatement based on the change in the CDI rate	284	3,608
Installments subject to restatement based on the change of IPCA	12,666	22,774
Installments subject to restatement based on the change of IGPM	8,253	7,690
Adjustment to present value (**)	(12,340)	(10,078)
	83,069	112,487

Current liabilities	43,432	57,099
Non-current liabilities	39,637	55,388

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated
Period	12/31/2019	12/31/2018

2020	-	35,373
2021	23,691	14,225
2022	11,715	5,065
2023	4,231	725
	39,637	55,388

Of total amount payable on December 31, 2019, R$ 83,032 is related to contingent consideration (R$ 111,545 as of December 31, 2018). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 27).

 The changes in the consolidated are shown as follow:

	Consolidated
	12/31/2019	12/31/2018

Previous balance	112,487	130,767
Addition due to acquisition (*)	54,723	38,881
Payment of principal/financial charges paid	(48,093)	(45,878)
Restatement of financial charges	11,108	3,057
Contingencies (**)	(7,773)	(5,343)
Earn-Out (***)	(39,383)	(8,997)
	83,069	112,487

(*) Additions for acquisitions, of which R$ 16,647 for Hiper, R$ 31,376 for Millennium and R$ 10,685 for Seta

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management.

(***) The amounts refer to reversal of unachieved earn-out goals of the acquirees Neemu, Napse, Percycle, Sback, Itec and Único.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

19.Deferred revenue

	Consolidated
	12/31/2019	12/31/2018

Revenue from services (*)	18,457	8,902
Revenue from royalties (**)	24,337	50,346
	42,794	59,248

Current liabilities	36,360	40,053
Non-current liabilities	6,434	19,195

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

20.Income tax and social contribution

20.1.  Income tax and social contribution expense

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Current tax
Current tax on income for the year	10	(38)	(11,394)	(9,959)

Deferred tax
Deferred tax on income for the year	(1,880)	(58)	(13,663)	(11,130)

Income tax and social contribution expense	(1,870)	(96)	(25,057)	(21,089)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Income (loss) before income tax and social contribution	40,746	71,151	63,933	92,144

Rate income tax and social contribution	34%	34%	34%	34%

Income tax and social contribution at the rate of 34%	(13,854)	(24,191)	(21,737)	(31,329)

Permanent differences
Equity in net income of subsidiaries	12,034	18,787	-	-
Law 11196/05 (Research and Development incentive)	-	-	718	1,574
Payment of interest on own capital	-	5,100	-	5,100
Unrecognized tax credit	-	203	385	329
Gifts, fines and nondeductible expenses	(60)	-	(486)	-
Overseas earnings	-	-	(3,318)	-
Income tax and social contribution determined by the deemed income	-	-	(110)	3,139
Effects of tax rates of foreign subsidiaries	-	-	(279)	1,542
Other net differences	10	5	(230)	(1,444)

Income tax expense for effective rate	(1,870)	(96)	(25,057)	(21,089)

Effective rate	4.59%	0.13%	39.19%	22.89%

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

20.2.  Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Deferred IR/CS on tax loss and negative basis	1,665	4,044	1,665	4,279
Stock option plan	555	56	555	56
Inc. tax and soc. contr. on foreign companies	-	-	841	110
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	-	-	12	1
Provision for adjustment to present value	-	-	284	3
Total deferred income tax and social contribution, net (assets)	2,220	4,100	3,357	4,449

	Consolidated
	12/31/2019	12/31/2018

Deferred income tax and social contribution on accounting and tax goodwill	(97,593)	(72,425)
Deferred income tax/ social contribution assets identified in acquisitions	(25,092)	(31,161)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	8,228	17,004
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	3,538	-
Inc. tax and soc. contr. on foreign companies	(705)	(283)
Deferred IR/CS on tax loss and negative basis	7,138	3,953
Estimated losses with doubtful accounts	108	620
Provision of benefits to employees	446	411
Provision for contingencies	1,779	809
Provision for adjustment to present value	4,678	2,019
Stock option plan	9,925	2,235
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	2,102	1,993
Other provisions	1,242	2,190
Total deferred income tax and social contribution, net (liabilities)	(84,206)	(72,635)

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

21.Other liabilities

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Accounts payable to commercial establishments (*)	-	-	80,411	2,215
Interest on prepayment for assignment of receivables (*)	-	-	5,207	-
Advance of clients	36	34	1,590	1,420
Post-employment benefit (**)	-	-	1,311	1,210
Installment payment of taxes and contribution	-	-	619	-
Other (***)	1,034	-	5,307	5,462
	1,070	34	94,445	10,307

Current liabilities	1,070	34	89,576	7,979
Non-current liabilities	-	-	4,869	2,328

The amounts presented include R$ 85,702 (R$ 2,215 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

 (*) Amounts related to the transaction of Linx Pay (beginning of operations in September 2018)

 (**) Changes arising from the change in the number of eligible participants, monetary updating of medical costs and updating of the set of actuarial assumptions.

 (***) It substantially corresponds to other Napse’s liabilities in the amount of R$ 3,584 (R$ 4,603 as of December 31, 2018).

22.Shareholders' equity

22.1.  Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws’ reform, following the Board of Directors’ decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

On February 28, 2019, the Company's capital increase was approved during a meeting of the Board of Directors, within limit of authorized capital, in the amount of R$ 362, from R$ 488,467 (total as of December 31, 2018) to R$ 488,829, through issue of 25,578 new common registered, book-entry shares, with no par value.

On June 25, 2019, the Company's capital increase was approved, from R$ 488,829 (four hundred and eighty-eight million, eight hundred and twenty-nine thousand Reais) to R$ 645,447 (six hundred and forty-five million, four hundred, forty-seven thousand Reais), through the issuance of 23,100,000 (twenty-three million and one hundred thousand) shares, within the limit of the authorized capital, as provided for in the Company's Bylaws, in the form of American Depositary Shares (“ADS”) in the New York Stock Exchange (“NYSE”).

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	December 31, 2019		December 31, 2018
	Shares	%	Shares	%
Founding shareholders	26,982,764	14.24%	29,328,299	17.64%
GIP Private Limited.	18,900,432	9.98%	7,019,841	4.22%
Genesis Asset Managers	10,124,454	5.35%	13,988,175	8.41%
BlackRock Inc.	9,950,316	5.25%	-	-
BNDES Participações S.A. – BNDES	-	-	9,674,601	5.82%
Treasury shares	9,869,772	5.21%	7,502,115	4.51%
Other	113,581,222	59.97%	98,770,351	59.40%
	189,408,960	100%	166,283,382	100%

Capital	645,447		488,467

The changes in the numbers of subscribed and paid-up shares are as follows:

December 31, 2018	166,283,382
Capital increase	23,125,578
December 31, 2019	189,408,960

Treasury shares

On June 22, 2018, occurred the approval of the opening of Company’s share buyback program (program was discontinued on December 23, 2019) and the purpose of the Buyback Program was to meet the exercise of restricted stock programs and possibly stockoption programs. Shares may also be held in treasury, disposed or canceled, without reduction of the Company’s capital, in compliance with the provisions of item 1 of article 30 of the Brazilian Corporation Law, and the standards set forth in ICVM 567/15. In the period ended December 31, 2019, the amount of treasury shares is R$ 225,954 (R$ 148,373 on December 31, 2018).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

22.2.  Capital reserves

The capital reserve is set up as follows:

	12/31/2019	12/31/2018

Goodwill in capital subscription (a)	1,222,025	539,571
Stock option plan (Note 29)	39,737	16,104
Expenditures with issuance of shares (b) (c)	(96,157)	(37,423)
	1,165,605	518,252

(a)     In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On June 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.

(b)     In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

(c)      In the year, the increase was R$ 58,734, tis corresponds to commission paid to banks (R$ 33,143), taxes payable (R$ 16,884), legal advisory (R$ 4,813), independent audit (R$ 2,489), and other expenses (R$ 1,405)

22.3.  Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

22.4.  Dividends

The Company's Bylaws establish a minimum dividend of 25% calculated on the annual net income, adjusted as provided by Article 202 of Law 6404/1976.

	12/31/2019	12/31/2018

Net income for the year	38,876	71,055
Net income after the allocation of the legal reserve	38,876	71,055

Minimum mandatory dividends	9,719	17,764
Additional dividends proposed by the Management	10,281	22,236
Dividends proposed by the Management	20,000	40,000
Minimum mandatory dividends per share	0.0570	0.1090
Dividends proposed by the Management per share	0.0603	0.1364

Payment method
Interest on own capital	-	15,000
Dividends	20,000	25,000
	20,000	40,000
Changes in dividends
Opening balance - Dividends payable for the prior year	25,000	23,000
Dividends paid in the prior year	(25,000)	(23,000)
Minimum mandatory dividends for the year	9,719	17,764
Additional dividends proposed by the Management	10,281	22,236
Dividend and interest on own capital paid for the year	-	(15,000)
Closing balance - Dividends payable for the year	20,000	25,000

Presentation of dividends
Liabilities - Minimum mandatory dividends for the year	9,719	2,764
Shareholders’ equity - Additional dividends proposed by the Management	10,281	22,236
	20,000	25,000

At the Annual and Extraordinary General Meeting held on April 24, 2019 approved the payment of dividends in 2018 in the gross amount of R$ 25,000, which were included in the amount of the minimum dividend established by article 36 of the Company’s bylaws and paid as of May 15, 2019 to shareholders based on shareholding interest on April 24, 2019.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

22.5.  Profit retention reserve

The capital budget proposal for the year ended December 31, 2019, which was prepared by the Company’s Executive Board allocates the balance of the profit retention reserve of 2019, totaling R$ 18,876, to the investments presented below:

Investments:	12/31/2019	12/31/2018
Infrastructure	2,671	4,303
Innovative research and development	4,274	6,884
Acquisitions	11,931	19,868
Total investments	18,876	31,055

Sources of resources:
Profit reserve	18,876	31,055
Total sources	18,876	31,055

23.Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At December 31, 2019, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 19,588 (R$ 10,960 at December 31, 2018).

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 62,887 as of December 31, 2019 (R$47,205 as of December 31, 2018), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the year ended December 31, 2019 is R$ 38,387 (R$ 36,219 on December 31, 2018) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies will be guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other receivables in the balance sheet, based on diligences carried out during the acquisition process.

	Consolidated
Change	Labor	Civil	Tax	Total
Balance at December 31, 2018	6,391	1,022	3,547	10,960
Additions	4,013	1,256	198	5,467
Write-offs	(2,115)	(749)	-	(2,864)
Restatement	151	98	-	249
Addition - acquisition (*)	1,392	-	4,297	5,689
Restatement - acquisition (*)	(629)	-	716	87
Balance at December 31, 2019	9,203	1,627	8,758	19,588

(*) Classified into additions to Provisions for contingent liabilities deriving from acquisitions of companies Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas).

24.Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	Consolidated
	12/31/2019	12/31/2018
Gross operating revenue
Subscription revenues	759,128	680,800
Consulting service revenues	145,563	103,350
	904,691	784,150

Sales deductions
PIS	(5,483)	(4,642)
COFINS	(25,300)	(21,425)
ISS	(20,582)	(17,619)
INSS (Social security)	(32,967)	(29,393)
Other	(6,468)	(4,563)
Cancellations	(25,732)	(20,949)
	(116,532)	(98,591)

Total (*)	788,159	685,559

(*) The amounts presented include R$ 18,902 (R$ 10 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for years ended December 31, 2019 and 2018.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information
	12/31/2019	12/31/2018
Net revenue
In Brazil	747,344	646,837
Abroad	40,815	38,722
	788,159	685,559

Assets
In Brazil	2,527,352	1,619,075
Abroad	36,591	28,601
	2,563,943	1,647,676

Liabilities
In Brazil	755,440	574,887
Abroad	18,659	15,580
	774,099	590,467

25.Costs, expenses and other expenses / revenues

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Type
Other revenues	-	-	37,372	8,401
Personnel	(2,946)	(588)	(391,913)	(305,495)
Depreciation and amortization (**)	-	-	(119,660)	(78,729)
Outsourced services	(579)	(102)	(83,490)	(64,095)
Commissions	-	-	(38,334)	(35,699)
Expenses with link	-	-	(27,354)	(37,291)
Travel and accommodation	(6)	-	(13,899)	(13,824)
Advertising and publicity	-	(2)	(12,255)	(12,623)
Maintenance and preservation	-	-	(15,491)	(14,713)
Possible losses	-	-	(5,768)	(3,653)
Rents	-	-	(3,680)	(16,090)
IT expenses	-	-	(2,820)	(3,453)
Other	(5,524)	(279)	(29,757)	(18,232)
	(9,055)	(971)	(707,049)	(595,496)

Function
Cost of services rendered	-	-	(272,115)	(245,621)
Administrative and general expenses	(5,214)	(969)	(219,916)	(168,596)
Sales expenses	-	(2)	(144,735)	(111,008)
Research and maintenance of software developed	-	-	(93,070)	(73,527)
Other operating revenue (expenses)	(3,841)	-	22,787	3,256
Total (*)	(9,055)	(971)	(707,049)	(595,496)

(*) The amounts presented include R$ 8,284 (R$ 54 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(**) The amount corresponding to the amortization of the right-of-use totals R$ 29,445

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

26.Financial income

	Parent Company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial revenues
Interest on financial assets	18,243	910	36,928	24,703
Foreign exchange gain	4,759	-	17,906	20,047
Effect from IAS 29 adoption	-	-	3,791	742
Interest receivable	18,000	15,766	2,951	1,959
Discounts obtained	-	8	1,646	902
Other revenues	451	509	6,881	1,904
	41,453	17,193	70,103	50,257

Financial expenses
Foreign-exchange losses	(23,457)	-	(37,622)	(17,388)
Liability interest	(156)	9	(9,297)	(593)
Discount granted	-	(8)	(10,265)	(10,743)
Interest on loans and financing	-	(36)	(6,174)	(7,830)
Tax on financial operations	(2,998)	(45)	(3,974)	(695)
Effect from IAS 29 adoption	-	-	(3,948)	(1,682)
Other expenses (*)	(437)	(247)	(16,000)	(9,245)
	(27,048)	(327)	(87,280)	(48,176)

Financial results (**)	14,405	16,866	(17,177)	2,081

(*) Refers mainly to the realization of AVP on acquired companies and bank expenses

(*) The amounts presented include R$ 2,128 (R$ 35 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

27.Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•  Credit risk

•  Liquidity risk

•  Market risk

•  Operating risk

27.1.  Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 2.21% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

On December 31, 2019, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Cash and cash equivalents (note 6)	16,387	50	75,898	49,850
Financial assets (Note 7)	732,473	60,108	904,362	413,374
Trade accounts receivable (Note 8)	-	-	288,111	170,382
	748,860	60,158	1,268,371	633,606

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

27.2.  Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	1,050	-	-	1,050
Other liabilities (Note 21)	1,070	-	-	1,070
	2,120	-	-	2,120

	Consolidated
Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total

Suppliers	24,007	-	-	-	24,007
Loans and financing (Note 15)	41,245	63,690	63,129	42,118	210,182
Lease payable (Note 16)	47,478	42,885	33,952	27,018	151,333
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 18)	23,629	32,578	4,231	-	60,438
Accounts payable for the acquisition of subsidiaries – retained installments (Note 18)	19,767	12,277	2,891	-	34,935
Accounts payable for the acquisition of subsidiaries – Other (Note 18)	36	-	-	-	36
Other liabilities (Note 21)	89,576	4,869	-	-	94,445
	245,738	156,299	104,203	69,136	575,376

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

27.3.  Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

27.4.  Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

27.5.  Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

27.6.  Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	12/31/2019	12/31/2019	12/31/2018	12/31/2018	12/31/2019	12/31/2019	12/31/2018	12/31/2018

Financial assets
Cash and cash equivalents (note 6)	16,387	16,387	50	50	75,898	75,898	49,850	49,850
Financial assets (Note 7)	732,473	732,473	60,108	60,108	904,362	904,362	413,374	413,374
Trade accounts receivable (Note 8)	-	-	-	-	288,111	288,111	170,382	170,382
Other receivables (Note 11)	93	93	49	49	48,847	48,847	50,620	50,620
Total	748,953	748,953	60,207	60,207	1,317,218	1,317,218	684,226	684,226

Financial liabilities
Suppliers	1,050	1,050	47	47	24,007	24,007	13,623	13,623
Loans and financing (Note 15)	-	-	-	-	210,182	210,182	249,981	249,981
Lease payable (Note 16)	-	-	-	-	126,082	126,082	-	-
Accounts payable for the acquisition of subsidiaries (Note 18)	-	-	-	-	83,069	83,069	112,487	112,487
Other liabilities (Note 21)	1,070	1,070	34	34	94,445	94,445	10,307	10,307
Total	2,120	2,120	81	81	537,785	537,785	386,398	386,398

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

•       Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•       Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Financial instruments per category:

	Parent company
	12/31/2019		12/31/2018
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 6)	16	16,371	16	34
Financial assets (Note 7)	732,473	-	60,108	-
Other receivables (Note 11)	-	93	-	49
	732,489	16,464	60,124	83
Financial liabilities
Suppliers	-	1,050	-	47
Other liabilities (Note 21)	-	1,070	-	34
	-	2,120	-	81

	Consolidated
	12/31/2019		12/31/2018
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 6)	7,924	67,974	4,428	45,422
Financial assets (Note 7)	904,362	-	413,374	-
Trade accounts receivable (Note 8)	-	288,111	-	170,382
Other receivables (Note 11)	-	48,847	-	50,620
	912,286	404,932	417,802	266,424
Financial liabilities
Suppliers	-	24,007	-	13,623
Loans and financing (Note 15)	-	210,182	-	249,981
Lease payable (Note 16)	-	126,082	-	-
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	-	112,487	-
Other liabilities (Note 21)	-	94,445	-	10,307
	83,069	454,716	112,487	273,911

27.7.  Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of December 31, 2019:

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial assets (Note 7)	904,362	-	904,362	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 15)	210,182	-	210,182	-
Lease payable (Note 16)	126,082	-	126,082	-
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	-	37	83,032

Items measured at fair value on a recurring basis – The Company’s liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2019 for these assets.

27.8.  Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at December 31, 2019, we defined three scenarios for the risk of decrease in CDI. The December 2019 index, which was 4.40% (6.40% as of December 31, 2018), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company
Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	732,473	CDI decr.	4.40%	3.30%	2.20%
Financial revenue			32,229	24,172	16,114

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

Consolidated
Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	904,362	CDI decr.	4.40%	3.30%	2.20%
Financial revenue			39,792	29,844	19,896

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at December 31, 2019, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at December 31, 2019, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2019. The base date used for financing was December 31, 2019, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated
Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	210,182	TJLP incr.	11,707	14,629	17,571
Rate subject to change			5.57%	6.96%	8.36%

Acquisition of companies	8,253	IGPM incr.	604	755	906
Rate subject to change			7.32%	9.15%	10.98%

Acquisition of companies	284	CDI incr.	12	16	19
Rate subject to change			4.40%	5.50%	6.60%

Acquisition of companies	12,666	IPCA incr.	546	681	818
Rate subject to change			4.31%	5.38%	6.46%

Acquisition of companies	16,960	R$ decr.	683	855	1,026
Rate subject to change			4.03%	5.04%	6.05%

28.Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares. The Company has a Stock Option Plan that provides for the granting of 4,060,627 stock options with the Plan’s total dilutive potential being represented by 902,560 stock options, including initial granting.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated
	12/31/2019	12/31/2018

Net income for the year	38,876	71,055

Weighted average of shares	178,266,195	166,219,533
(-) Treasury shares	(7,849,826)	(3,192,406)
Adjusted weighted average of shares	170,416,369	163,027,127

Basic earnings per share - (in Reais)	0.2281	0.4358

	Parent company and Consolidated
	12/31/2019	12/31/2018

Net income for the year	38,876	71,055

Weighted average number of shares (*)	178,266,195	166,219,533
(+) Stock Option	4,050,513	2,180,798
(-) Treasury shares	(7,849,826)	(3,192,406)
Adjusted weighted average of shares	174,466,882	165,207,925

Diluted earnings per share (in Reais)	0.2228	0.4301

(*) Post-stock-split amounts at June 13, 2016.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

29.Share-based payment

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

29.1.  Stock option

In the Special Shareholders’ Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

Stock option
Grant					Fair value assumptions
					Expected
Number	Date	Quantity of options	Strike price - Reais	Option pricing	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date

1st	2013	1,842,951	18.72	12.73	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	33.83	11.81	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.02	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2018	946,123	16.41
(-) Exercised	(208,076)
(-) Canceled	(21,874)
December 31, 2019	716,173	19.16

There were no new grants for the year ended December 31, 2019

29.2.  Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares
Grant					Fair value assumptions
					Expected
Number	Date	Number of shares	Strike price - Reais	Pricing	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of
				shares

1st	2016	10,446	19.45	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	29.43	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	19.16	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	29.27	27.75	1.33%	27.14%	6.42%	4 years	2023

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

The financial activity of the restricted shares is presented below:

	Restricted shares
	Number of outstanding shares	Strike price (in Reais)

December 31, 2018	1,033,868	19.16
Granted	3,232,761	-
(-) Exercised	(13,810)	-
(-) Canceled	(553,225)	-
December 31, 2019	3,699,594	34.33

The accumulated effect in the period ended December 31, 2019 is R$ 23,633 (R$ 4,556 as of December 31, 2018) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended December 31, 2019 is R$ 39,737 (R$ 16,104 as of December 31, 2018).

30.Liabilities from financing activities

	12/31/2017	Payments	Receipts	FX	New acquisitions	Other (*)	12/31/2018
Loans and financing (Note 15)	97,288	(49,899)	191,837	-	1,097	9,658	249,981
Accounts payable for the acquisition of subsidiaries (Note 18)	130,767	(45,878)	-	6,033	38,881	(17,316)	112,487
Total liabilities from financing activities	228,055	(95,777)	191,837	6,033	39,978	(7,658)	362,468

 (*) Changes included in column “other” include effects from the recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

	12/31/2018	01/01/2019	Payments	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 15)	249,981	-	(59,070)	-	443	18,828	210,182
Lease payable (Note 16)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,166	34,179	419,333

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

31.Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making.  Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamentos Ltda. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the years ended December 31, 2019 and 2018:

	2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	2,485,553	143,609	(65,219)	2,563,943

Liabilities
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	2,485,553	143,609	(65,219)	2,563,943

	2018
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	696,798	2,830	(1,124)	698,504
Non-current assets	947,887	1,118	167	949,172
Total assets	1,644,685	3,948	(957)	1,647,676

Liabilities
Current liabilities	217,709	4,115	(1,124)	220,700
Non-current liabilities	369,767	-	-	369,767
Shareholders' equity	1,057,209	(167)	167	1,057,209
Total liabilities and shareholders' equity	1,644,685	3,948	(957)	1,647,676

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

32.Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2019 and 2018 are shown below:

	Parent company and Consolidated
	12/31/2019	12/31/2018
Civil liability for professionals	10,000	7,500
Civil liability for managers	70,000	70,000
Operational risks	165,800	119,000
Vehicles	600	600
	246,400	197,100

33.Subsequent events

33.1.  Acquisition of PinPag

On January 30, 2020, Linx S.A. entered into a share purchase and sale agreement between Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), a wholly-owned subsidiary of the Company, and the holders of the full share capital of PinPag, representing the companies Esmeralda Serviços Digitais Ltda., Safira Serviços Digitais Ltda., Ametista Serviços Digitais Ltda. and Diamante Serviços Digitais Ltda (“PinPag”).

Linx paid R$ 135,000 in a lump sum, plus, subject to the achievement of financial and operating targets set for the period from 2021 to 2022, an additional amount of up to R$ 65,000.

The acquisition of PinPag is another step of Linx to reinforce the cross selling strategy of financial services for its verticals, especially for the car dealership management (DMS).

Moreover, the rationale is to strengthen the financial services portfolio (“Linx Pay Hub”) for the base of 17,000 PinPag clients, representing a great growth opportunity for Linx.

Presented below is the equity position of PinPag on:

January 31, 2020	Ametista	Diamante	Esmeralda	Safira
Assets
Cash and cash equivalents	2,089	1,903	3,070	2,960
Interest earning bank deposit	-	1,353	-	-
Accounts receivable	4,848	260	2,334	886
Other receivables	-	3	20	-
Current assets	6,937	3,519	5,424	3,846
Investment	-	1	-	-
Property, plant and equipment	-	83	9,101	983
Intangible assets	-	-	27	6
Non-current assets	-	84	9,128	989
Total assets	6,937	3,603	14,552	4,835

Liabilities
Suppliers	-	-	798	-
Labor obligations	-	85	102	-
Tax liabilities	312	180	990	365
Other liabilities	5,185	3,507	10,472	933
Current liabilities	5,497	3,772	12,362	1,298
Capital	350	30	1,350	2,300
Retained earnings (loss)	1,090	(199)	840	1,237
Shareholders' equity	1,440	(169)	2,190	3,537
Total liabilities and shareholders' equity	6,937	3,603	14,552	4,835

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

33.2.      Acquisition of Neemo

At February 3, 2020, Linx S.A entered into a Stock Purchase Agreement between Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”), a wholly-owned subsidiary of the Company, and the holders of all the capital of RRA Ferreira ME (“Neemo”).

Linx paid R$ 17,600 in a lump sum, plus, subject to the achievement of financial and operating targets set for the period from 2021 to 2023, an additional amount of up to R$ 4,800.

The acquisition of Neemo is another step of Linx to reinforce its cross selling strategy, representing a significant growth opportunity for the Company. In this case, the rationale is to reinforce the food service vertical with its own delivery management solution and offer financial service-related products (“Linx Pay Hub”) to approximately 2,000 Neemo clients.

Presented below is the equity position of Neemo on:

January 31, 2020
Assets
Cash and cash equivalents	75
Accounts receivable	226
Recoverable taxes	18
Other receivables	1
Current assets	320
Property, plant and equipment	66
Non-current assets	66
Total assets	386

Liabilities
Suppliers	37
Labor obligations	91
Tax liabilities	122
Current liabilities	250
Capital	5
Accumulated losses	61
Net income for the year	70
Shareholders' equity	136
Total liabilities and shareholders' equity	386

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

33.3.      COVID-19

According to the Brazilian Ministry of Health, the spread of COVID-19 was first reported in Wuhan, in mainland China, on December 31, 2019 and later spread to several countries. Since then, several cases of contagion and fatalities have been reported by world authorities and the media. On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic.

Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•       Creation of a Crisis Committee to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•       Definition of home office for all Employees who made an international trip and recently returned to the countries where they are based, respecting the quarantine period recommended by physicians;

•       Suspension or postponement of national and international business trips; and

•       Definition of staggered home office rotation for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

Linx S.A.

Notes to the financial statements

December 31, 2019

(In thousands of Reais, unless otherwise indicated)

So far, Linx has not suffered any material impact caused by the virus spread. Owing to the uncertainties regarding the dynamics of the outbreak’s evolution, its effects on the economic activities of our clients and suppliers, as well as the measures to be adopted in Brazil and other Latin American countries in which the Company operates, it is impossible to estimate the impact the pandemic will have on the global economy and on our business.

In the current scenario, Linx has a certain degree of protection in financial terms, considering that around 80% of its revenues are monthly fees generated by the use of management software and integrated services. Currently, the Company is also well capitalized. The migration of solutions to the cloud environment in recent years also offers resilience to the Company, since virtually all solutions can be accessed remotely.

However, negative impacts on the economy may result in possible losses for Linx, temporary or not, as of the second half of March. Such impacts may mainly cover, but not exclusively, delinquency levels, new sales, project implementation, store activation, revenue linked to the volume of transactions (mainly in Linx Digital and Linx Pay) and churn resulting from the closing of stores. A strong exchange rate depreciation can influence cost levels, especially those linked to the public cloud. Furthermore, it is not possible to measure impacts on the health of our Employees, even if the appropriate measures have been taken.

On the other hand, there is the possibility of Linx contributing to its clients through retail digital transformation initiatives, such as e-commerce solutions, omnichannel (OMS) and delivery service in restaurants (Delivery App). Another opportunity is its strong presence in verticals for Pharma, Gas Stations and convenience stores, segments that may eventually have increased demand.

These possible economic and financial impacts arising from the dissemination of the new COVID-19 were informed to Linx shareholders and the market in general through a Notice to the Market on March 16 and a Material Fact as of March 18, pursuant to CVM Instruction No. 358 and 480, in addition to the provisions of CVM Circular Letter No. 02/2020.

33.4.      Dividends

The Board of Directors, at a meeting held on March 30, 2020, ad referendum of the Annual General Meeting, to be held on April 30, 2020, expressed a favorable opinion on the Dividend Distribution Proposal presented by the Company’s Management in the amount of R$ 20,000.

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Financial Vice-President
Úrsula Copi Peres Accountant

OPINIONS OF THE FISCAL COUNCIL

LINX S.A.

Publicly-held Company with Authorized Capital

Tax ID (CNPJ): 06.948.969/0001-75
Board of Trade Registration (NIRE): 35.300.316.584

FISCAL COUNCIL’S OPINION ABOUT THE MANAGEMENT REPORT AND FINANCIAL STATEMENTS OF LINX S.A. AS OF DECEMBER 31, 2019.

The Fiscal Council of Linx S.A. (“Company”), in the exercise of its legal and statutory duties, after examining the Company’s Management Report, Balance Sheet, Statement of Results, Comprehensive Statement of Results, Statement of Cash Flows, Statement of Changes to the Shareholders’ Equity, Statement of Value Added and the respective Explanatory Notes, for the fiscal year ended December 31, 2019, and based on the Independent Auditor’s opinion without qualifications, understands that the referred instruments, examined in the light of the applicable corporate legislation, are adequate for appreciation by the Company’s Annual Shareholders’ Meeting.

São Paulo, March 30, 2020.

Marcelo Amaral Moraes Chairman of the Fiscal Council	João Adamo Junior Member of the Fiscal Council

Flávio Cesar Maia Luz Member of the Fiscal Council

DECLARATIONS OF THE BOARD OF EXECUTIVE OFFICERS ABOUT THE INDEPENDENT AUDITOR’S OPINION AND FINANCIAL STATEMENTS, FOR THE PURPOSES OF ARTICLE 25 OF ICVM 480/09

DECLARATION

FOR THE PURPOSES OF ARTICLE 25 OF ICVM No. 480/09

We hereby declare, acting as Officers of Linx S.A., a Corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, enrolled with the Brazilian Corporate Taxpayer’s Registry (CNPJ/ME) under no. 06.948.969/0001-75 (“Company”), pursuant to Item V of Paragraph 1 of Article 25 of ICVM no. 480, dated December 07, 2009, that we have reviewed, discussed and thereby agree with the opinions expressed in the report of the Company’s independent auditors, ERNST &YOUNG Auditores Independentes, referring to the Company’s financial statements for the fiscal year ended December 31, 2019.

      São Paulo, March 30, 2020.

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Chief Financial Officer and Chief Investor Relations Officer

Gilsinei Valcir Hansen Executive Officer	Jean Carlo Klaumann Executive Officer

Flávio Mambreu Menezes Executive Officer	Denis Nieto Piovezan Executive Officer

OPINIONS OF THE AUDIT COMMITTEE

AUDIT COMMITTEE’S OPINION ABOUT THE PROPOSAL FOR ALLOCATION OF RESULTS OF FISCAL YEAR ENDED DECEMBER 31, 2019.

The Audit Committee of LINX S.A. (“Company”), in the exercise of its legal and statutory duties, after examining the Management Proposal for allocating the results of the fiscal year ended December 31, 2019, understands that it is adequate for appreciation by the Company’s Annual Shareholders’ Meeting.

São Paulo, March 27, 2020.

João Cox Neto Coordinator of the Audit Committee	Roger de Barbosa Ingold Member of the Audit Committee

Pedro Jaime Cervatti Member of the Audit Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer